Registration No. 333-207979
                                                1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 5940

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                            Suite 400
                     Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX| Check box if it is proposed that this filing will become effective on January 8, 2016 at 2:00 p.m. pursuant to Rule 487.



                    Dow(R) Target 5 1Q '16 - Term 4/7/17
                  Dow(R) Target Dvd. 1Q '16 - Term 4/7/17
                   Global Target 15 1Q '16 - Term 4/7/17
                    S&P Target 24 1Q '16 - Term 4/7/17
                  S&P Target SMid 60 1Q '16 - Term 4/7/17
                  Target Divsd. Dvd. 1Q '16 - Term 4/7/17
               Target Dvd. Multi-Strat. 1Q '16 - Term 4/7/17
                   Target Dbl. Play 1Q '16 - Term 4/7/17
                   Target Focus 4 1Q '16 - Term 4/7/17
             Target Global Dvd. Leaders 1Q '16 - Term 4/7/17
                   Target Growth 1Q '16 - Term 4/7/17
                    Target Triad 1Q '16 - Term 4/7/17
                     Target VIP 1Q '16 - Term 4/7/17
               Value Line(R) Target 25 1Q '16 - Term 4/7/17

                                 FT 5940

FT 5940 is a series of a unit investment trust, the FT Series. FT 5940 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST(R)

                              800-621-1675


             The date of this prospectus is January 8, 2016

                            Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              9
Report of Independent Registered Public Accounting Firm               13
Statements of Net Assets                                              14
Schedules of Investments                                              20
The FT Series                                                         48
Portfolios                                                            49
Risk Factors                                                          57
Hypothetical Performance Information                                  63
Public Offering                                                       69
Distribution of Units                                                 72
The Sponsor's Profits                                                 73
The Secondary Market                                                  73
How We Purchase Units                                                 74
Expenses and Charges                                                  74
Tax Status                                                            75
Retirement Plans                                                      81
Rights of Unit Holders                                                82
Income and Capital Distributions                                      82
Redeeming Your Units                                                  83
Investing in a New Trust                                              84
Removing Securities from a Trust                                      85
Amending or Terminating the Indenture                                 86
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                            86
Other Information                                                     88

              Summary of Essential Information (Unaudited)

                                 FT 5940


                     At the Opening of Business on the
                  Initial Date of Deposit-January 8, 2016


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                          The Dow(R)           The Dow(R)             Global
                                                                           Target 5          Target Dividend         Target 15
                                                                        Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                      Quarter 2016 Series  Quarter 2016 Series  Quarter 2016 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                      15,273               17,474               17,633
Fractional Undivided Interest in the Trust per Unit (1)                        1/15,273             1/17,474             1/17,633
Public Offering Price:
Public Offering Price per Unit (2)                                      $        10.000      $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)               (.100)               (.100)
                                                                        _______________      _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)               (.145)               (.145)
                                                                        _______________      _______________      _______________
Redemption Price per Unit (5)                                                     9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                          (.043)               (.033)               (.039)
                                                                        _______________      _______________      _______________
Net Asset Value per Unit                                                $         9.662      $         9.672      $         9.666
                                                                        ===============      ===============      ===============

Tax Status (6)                                                           Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                                  Monthly              Monthly              Monthly
Initial Distribution Date (7)                                          February 25, 2016    February 25, 2016    February 25, 2016
Estimated Net Annual Distribution per Unit (8)                          $         .3722      $         .3982      $         .4546
Cash CUSIP Number                                                            30287Y 106           30287Y 155           30287Y 205
Reinvestment CUSIP Number                                                    30287Y 114           30287Y 163           30287Y 213
Fee Account Cash CUSIP Number                                                30287Y 122           30287Y 171           30287Y 221
Fee Account Reinvestment CUSIP Number                                        30287Y 130           30287Y 189           30287Y 239
FTPS CUSIP Number                                                            30287Y 148           30287Y 197           30287Y 247
Pricing Line Product Code                                                        102437               102442               102169
Ticker Symbol                                                                    FRPYHX               FLAHWX               FAUGTX

First Settlement Date                                        January 13, 2016
Mandatory Termination Date (9)                               April 7, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                              S&P                  S&P                 Target
                                                                           Target 24         Target SMid 60     Diversified Dividend
                                                                        Portfolio, 1st       Portfolio, 1st        Portfolio, 1st
                                                                      Quarter 2016 Series  Quarter 2016 Series  Quarter 2016 Series
                                                                      ___________________  ___________________  ____________________
Initial Number of Units (1)                                                      14,997               14,570                14,267
Fractional Undivided Interest in the Trust per Unit (1)                        1/14,997             1/14,570              1/14,267
Public Offering Price:
Public Offering Price per Unit (2)                                      $        10.000      $        10.000       $        10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)               (.100)                (.100)
                                                                        _______________      _______________       _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900                9.900                 9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)               (.145)                (.145)
                                                                        _______________      _______________       _______________
Redemption Price per Unit (5)                                                     9.755                9.755                 9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)               (.050)                (.050)
    Less Organization Costs per Unit (5)                                          (.046)               (.029)                (.016)
                                                                        _______________      _______________       _______________
Net Asset Value per Unit                                                $         9.659      $         9.676       $         9.689
                                                                        ===============      ===============       ===============

Tax Status (6)                                                           Grantor Trust             RIC                   RIC
Distribution Frequency (7)                                                  Monthly           Semi-Annually            Monthly
Initial Distribution Date (7)                                          February 25, 2016      June 25, 2016       February 25, 2016
Estimated Net Annual Distribution per Unit (8)                          $         .1706      $         .1920       $         .4644
Cash CUSIP Number                                                            30287Y 254           30287Y 551            30287Y 304
Reinvestment CUSIP Number                                                    30287Y 262           30287Y 569            30287Y 312
Fee Account Cash CUSIP Number                                                30287Y 270           30287Y 577            30287Y 320
Fee Account Reinvestment CUSIP Number                                        30287Y 288           30287Y 585            30287Y 338
FTPS CUSIP Number                                                            30287Y 296           30287Y 593            30287Y 346
Pricing Line Product Code                                                        102305               102457                102447
Ticker Symbol                                                                    FAIEPX               FEAVJX                FGTCRX

First Settlement Date                                        January 13, 2016
Mandatory Termination Date (9)                               April 7, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                        Target Dividend
                                                                         Multi-Strategy    Target Double Play    Target Focus Four
                                                                         Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                      Quarter 2016 Series  Quarter 2016 Series  Quarter 2016 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                      28,441               30,041               46,949
Fractional Undivided Interest in the Trust per Unit (1)                        1/28,441             1/30,041             1/46,949
Public Offering Price:
Public Offering Price per Unit (2)                                      $        10.000      $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)               (.100)               (.100)
                                                                        _______________      _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)               (.145)               (.145)
                                                                        _______________      _______________      _______________
Redemption Price per Unit (5)                                                     9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                          (.040)               (.048)               (.028)
                                                                        _______________      _______________      _______________
Net Asset Value per Unit                                                $         9.665      $         9.657      $         9.677
                                                                        ===============      ===============      ===============
Tax Status (6)                                                                RIC                  RIC                  RIC
Distribution Frequency (7)                                                  Monthly              Monthly           Semi-Annually
Initial Distribution Date (7)                                          February 25, 2016    February 25, 2016      June 25, 2016
Estimated Net Annual Distribution per Unit (8)                          $         .4234      $         .2403      $         .2419
Cash CUSIP Number                                                            30287Y 353           30287Y 403           30287Y 601
Reinvestment CUSIP Number                                                    30287Y 361           30287Y 411           30287Y 619
Fee Account Cash CUSIP Number                                                30287Y 379           30287Y 429           30287Y 627
Fee Account Reinvestment CUSIP Number                                        30287Y 387           30287Y 437           30287Y 635
FTPS CUSIP Number                                                            30287Y 395           30287Y 445           30287Y 643
Pricing Line Product Code                                                        102174               102310               102315
Ticker Symbol                                                                    FTCAVX               FPIERX               FANKWX

First Settlement Date                                         January 13, 2016
Mandatory Termination Date (9)                                April 7, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                         Target Global           Target
                                                                       Dividend Leaders          Growth            Target Triad
                                                                        Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                      Quarter 2016 Series  Quarter 2016 Series  Quarter 2016 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                      17,152               14,078               23,582
Fractional Undivided Interest in the Trust per Unit (1)                        1/17,152             1/14,078             1/23,582
Public Offering Price:
Public Offering Price per Unit (2)                                      $        10.000      $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)               (.100)               (.100)
                                                                        _______________      _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)               (.145)               (.145)
                                                                        _______________      _______________      _______________
Redemption Price per Unit (5)                                                     9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                          (.010)               (.039)               (.021)
                                                                        _______________      _______________      _______________
Net Asset Value per Unit                                                $         9.695      $         9.666      $         9.684
                                                                        ===============      ===============      ===============
Tax Status (6)                                                                RIC                  RIC                  RIC
Distribution Frequency (7)                                                  Monthly           Semi-Annually        Semi-Annually
Initial Distribution Date (7)                                          February 25, 2016      June 25, 2016        June 25, 2016
Estimated Net Annual Distribution per Unit (8)                          $         .5429      $         .1020      $         .2406
Cash CUSIP Number                                                            30287Y 452           30287Y 650           30287Y 700
Reinvestment CUSIP Number                                                    30287Y 460           30287Y 668           30287Y 718
Fee Account Cash CUSIP Number                                                30287Y 478           30287Y 676           30287Y 726
Fee Account Reinvestment CUSIP Number                                        30287Y 486           30287Y 684           30287Y 734
FTPS CUSIP Number                                                            30287Y 494           30287Y 692           30287Y 742
Pricing Line Product Code                                                        102452               102462               102467
Ticker Symbol                                                                    FNAEOX               FHSBDX               FCKJRX

First Settlement Date                                         January 13, 2016
Mandatory Termination Date (9)                                April 7, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                                   Value Line(R)
                                                                                               Target VIP            Target 25
                                                                                             Portfolio, 1st       Portfolio, 1st
                                                                                           Quarter 2016 Series  Quarter 2016 Series
                                                                                           ___________________  ___________________
Initial Number of Units (1)                                                                           91,939               15,045
Fractional Undivided Interest in the Trust per Unit (1)                                             1/91,939             1/15,045
Public Offering Price:
Public Offering Price per Unit (2)                                                           $        10.000      $        10.000
   Less Initial Sales Charge per Unit (3)                                                              (.100)               (.100)
                                                                                             _______________      _______________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                         9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                                             (.145)               (.145)
                                                                                             _______________      _______________
Redemption Price per Unit (5)                                                                          9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                                                  (.050)               (.050)
    Less Organization Costs per Unit (5)                                                               (.027)               (.033)
                                                                                             _______________      _______________
Net Asset Value per Unit                                                                     $         9.678              $ 9.672
                                                                                             ===============      ===============
Tax Status (6)                                                                                     RIC             Grantor Trust
Distribution Frequency (7)                                                                    Semi-Annually           Monthly
Initial Distribution Date (7)                                                                 June 25, 2016      February 25, 2016
Estimated Net Annual Distribution per Unit (8)                                               $         .1840      $         .0859
Cash CUSIP Number                                                                                 30287Y 759           30287Y 502
Reinvestment CUSIP Number                                                                         30287Y 767           30287Y 510
Fee Account Cash CUSIP Number                                                                     30287Y 775           30287Y 528
Fee Account Reinvestment CUSIP Number                                                             30287Y 783           30287Y 536
FTPS CUSIP Number                                                                                 30287Y 791           30287Y 544
Pricing Line Product Code                                                                             102364               102179
Ticker Symbol                                                                                         FCJMZX               FZNUOX

First Settlement Date                                         January 13, 2016
Mandatory Termination Date (9)                                April 7, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


                 NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on January 11, 2016, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year. For all Trusts, upon termination of a Trust, amounts in the Income and Capital Accounts will be distributed to remaining Unit holders.

(8) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table," "Risk Factors" and "Expenses and Charges."

(9) See "Amending or Terminating the Indenture."

                          Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                       The Dow(R)
                                                           Target 5 Portfolio            Target Dividend Portfolio
                                                         1st Quarter 2016 Series          1st Quarter 2016 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .430%(d)     $.0430               .330%(d)      $.0330
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                          .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .114%(f)     $.0114               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .174%        $.0174               .174%         $.0174
                                                        =====        ======               =====         ======

                                                                 Global                        S&P Target 24
                                                           Target 15 Portfolio                   Portfolio
                                                         1st Quarter 2016 Series          1st Quarter 2016 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .390%(d)     $.0390               .460%(d)      $.0460
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                          .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .283%(f)     $.0283               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .343%        $.0343               .174%         $.0174
                                                        =====        ======               =====         ======

                                                     S&P Target SMid 60          Target Diversified           Target Dividend
                                                          Portfolio              Dividend Portfolio       Multi-Strategy Portfolio
                                                   1st Quarter 2016 Series     1st Quarter 2016 Series    1st Quarter 2016 Series
                                                   -----------------------     -----------------------    ------------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .160%(d)     $.0160         .400%(d)     $.0400
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .611%(f)     $.0611
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .671%        $.0671
                                                   =====        ======         =====        ======         =====        ======

                                                     Target Double Play           Target Focus Four        Target Global Dividend
                                                          Portfolio                   Portfolio               Leaders Portfolio
                                                   1st Quarter 2016 Series     1st Quarter 2016 Series     1st Quarter 2016 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .480%(d)     $.0480         .280%(d)     $.0280         .100%(d)     $.0100
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                        Target Growth               Target Triad                 Target VIP
                                                          Portfolio                   Portfolio                   Portfolio
                                                   1st Quarter 2016 Series     1st Quarter 2016 Series     1st Quarter 2016 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .390%(d)     $.0390         .210%(d)     $.0210         .270%(d)     $.0270
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .196%(f)     $.0196
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .256%        $.0256
                                                   =====        ======         =====        ======         =====        ======

                                                        Value Line(R)
                                                     Target 25 Portfolio
                                                   1st Quarter 2016 Series
                                                   -----------------------
                                                                Amount
                                                                per Unit
                                                                --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050
                                                   -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295
                                                   =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .330%(d)     $.0330
                                                   =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060
   Trustee's fee and other operating expenses      .114%(f)     $.0114
                                                   -----        ------
   Total                                           .174%        $.0174
                                                   =====        ======

                                  Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:


                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(R) Target 5 Portfolio, 1st Quarter 2016 Series                      $ 355      $  880     $ 1,171    $ 2,404
The Dow(R) Target Dividend Portfolio, 1st Quarter 2016 Series                 345         850       1,131      2,324
Global Target 15 Portfolio, 1st Quarter 2016 Series                           368         918       1,240      2,545
S&P Target 24 Portfolio, 1st Quarter 2016 Series                              358         889       1,183      2,428
S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series                         343         842       1,122      2,305
Target Diversified Dividend Portfolio, 1st Quarter 2016 Series                330         803       1,070      2,199
Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series             402       1,018       1,407      2,879
Target Double Play Portfolio, 1st Quarter 2016 Series                         362         899       1,197      2,458
Target Focus Four Portfolio, 1st Quarter 2016 Series                          342         839       1,118      2,297
Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series             324         785       1,046      2,150
Target Growth Portfolio, 1st Quarter 2016 Series                              353         872       1,162      2,386
Target Triad Portfolio, 1st Quarter 2016 Series                               335         818       1,090      2,240
Target VIP Portfolio, 1st Quarter 2016 Series                                 348         857       1,149      2,360
Value Line(R) Target 25 Portfolio, 1st Quarter 2016 Series                    345         850       1,131      2,324

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2016.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See
"Expenses and Charges."

                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 5940

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 5940, comprising Dow(R) Target 5 1Q '16
- Term 4/7/17 (The Dow(R) Target 5 Portfolio, 1st Quarter 2016 Series); Dow(R) Target Dvd. 1Q '16 - Term 4/7/17 (The Dow(R) Target Dividend Portfolio, 1st Quarter 2016 Series); Global Target 15 1Q '16 - Term 4/7/17 (Global Target 15 Portfolio, 1st Quarter 2016 Series); S&P Target 24 1Q '16 - Term 4/7/17 (S&P Target 24 Portfolio, 1st Quarter 2016 Series); S&P Target SMid 60 1Q '16 - Term 4/7/17 (S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series); Target Divsd. Dvd. 1Q '16 - Term 4/7/17 (Target Diversified Dividend Portfolio, 1st Quarter 2016 Series); Target Dvd. Multi-Strat. 1Q '16 - Term 4/7/17 (Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series); Target Dbl. Play 1Q '16 - Term 4/7/17 (Target Double Play Portfolio, 1st Quarter 2016 Series); Target Focus 4 1Q '16 - Term 4/7/17 (Target Focus Four Portfolio, 1st Quarter 2016 Series); Target Global Dvd. Leaders 1Q '16 - Term 4/7/17 (Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series); Target Growth 1Q '16 - Term 4/7/17 (Target Growth Portfolio, 1st Quarter 2016 Series); Target Triad 1Q '16 - Term 4/7/17 (Target Triad Portfolio, 1st Quarter 2016 Series); Target VIP 1Q '16 - Term 4/7/17 (Target VIP Portfolio, 1st Quarter 2016 Series); and Value Line(R) Target 25 1Q '16 - Term 4/7/17 (Value Line(R) Target 25 Portfolio, 1st Quarter 2016 Series) (collectively, the "Trusts"), as of the opening of business on January 8, 2016 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on January 8, 2016, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the Trusts constituting FT 5940, as of the opening of business on January 8, 2016 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 8, 2016

                        Statements of Net Assets

                                 FT 5940


                     At the Opening of Business on the
                  Initial Date of Deposit-January 8, 2016


                                                                         The Dow(R)       The Dow(R) Target    Global Target 15
                                                                     Target 5 Portfolio   Dividend Portfolio       Portfolio
                                                                        1st Quarter          1st Quarter          1st Quarter
                                                                        2016 Series          2016 Series          2016 Series
                                                                     __________________   __________________   ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $151,201             $172,994             $174,571
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (657)                (577)                (688)
Less liability for deferred sales charge (4)                           (2,215)              (2,534)              (2,557)
Less liability for creation and development fee (5)                      (764)                (874)                (882)
                                                                     ________             ________             ________
Net assets                                                           $147,565             $169,009             $170,444
                                                                     ========             ========             ========
Units outstanding                                                      15,273               17,474               17,633
Net asset value per Unit (6)                                         $  9.662             $  9.672             $  9.666
ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $152,728             $174,741             $176,334
Less maximum sales charge (7)                                          (4,506)              (5,155)              (5,202)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (657)                (577)                (688)
                                                                     ________             ________             ________
Net assets                                                           $147,565             $169,009             $170,444
                                                                     ========             ========             ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                         S&P                   S&P
                                                                      Target 24           Target SMid 60       Target Diversified
                                                                      Portfolio             Portfolio          Dividend Portfolio
                                                                     1st Quarter           1st Quarter             1st Quarter
                                                                     2016 Series           2016 Series             2016 Series
                                                                     ___________          ______________       __________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $148,474             $144,244             $141,239
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (690)                (423)                (228)
Less liability for deferred sales charge (4)                           (2,175)              (2,113)              (2,069)
Less liability for creation and development fee (5)                      (750)                (729)                (713)
                                                                     ________             ________             ________
Net assets                                                           $144,859             $140,979             $138,229
                                                                     ========             ========             ========
Units outstanding                                                      14,997               14,570               14,267
Net asset value per Unit (6)                                         $  9.659             $  9.676             $  9.689
ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $149,973             $145,700             $142,666
Less maximum sales charge (7)                                          (4,424)              (4,298)              (4,209)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (690)                (423)                (228)
                                                                     ________             ________             ________
Net assets                                                           $144,859             $140,979             $138,229
                                                                     ========             ========             ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                     Target Dividend        Target
                                                                      Multi-Strategy      Double Play          Target Focus Four
                                                                        Portfolio          Portfolio               Portfolio
                                                                       1st Quarter        1st Quarter             1st Quarter
                                                                       2016 Series        2016 Series             2016 Series
                                                                     _______________      ___________          _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $281,568             $297,410             $464,795
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (1,138)              (1,442)              (1,315)
Less liability for deferred sales charge (4)                           (4,124)              (4,356)              (6,808)
Less liability for creation and development fee (5)                    (1,422)              (1,502)              (2,347)
                                                                     ________             ________             ________
Net assets                                                           $274,884             $290,110             $454,325
                                                                     ========             ========             ========
Units outstanding                                                      28,441               30,041               46,949
Net asset value per Unit (6)                                         $  9.665             $  9.657             $  9.677
ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $284,412             $300,414             $469,490
Less maximum sales charge (7)                                          (8,390)              (8,862)             (13,850)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (1,138)              (1,442)              (1,315)
                                                                     ________             ________             ________
Net assets                                                           $274,884             $290,110             $454,325
                                                                     ========             ========             ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                      Target Global
                                                                     Dividend Leaders          Target          Target Triad
                                                                        Portfolio         Growth Portfolio      Portfolio
                                                                       1st Quarter           1st Quarter       1st Quarter
                                                                       2016 Series           2016 Series       2016 Series
                                                                     ________________     ________________     _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $169,806             $139,375             $233,464
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (172)                (549)                (495)
Less liability for deferred sales charge (4)                           (2,487)              (2,041)              (3,419)
Less liability for creation and development fee (5)                      (858)                (704)              (1,179)
                                                                     ________             ________             ________
Net assets                                                           $166,289             $136,081             $228,371
                                                                     ========             ========             ========
Units outstanding                                                      17,152               14,078               23,582
Net asset value per Unit (6)                                         $  9.695             $  9.666             $  9.684

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $171,521             $140,783             $235,823
Less maximum sales charge (7)                                          (5,060)              (4,153)              (6,957)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (172)                (549)                (495)
                                                                     ________             ________             ________
Net assets                                                           $166,289             $136,081             $228,371
                                                                     ========             ========             ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                                                               Value Line(R)
                                                                                           Target VIP            Target 25
                                                                                           Portfolio             Portfolio
                                                                                          1st Quarter           1st Quarter
                                                                                          2016 Series           2016 Series
                                                                                          ___________          _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                          $910,194             $148,950
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                               (2,482)                (496)
Less liability for deferred sales charge (4)                                               (13,331)              (2,182)
Less liability for creation and development fee (5)                                         (4,597)                (752)
                                                                                          ________             ________
Net assets                                                                                $889,784             $145,520
                                                                                          ========             ========
Units outstanding                                                                           91,939               15,045
Net asset value per Unit (6)                                                              $  9.678             $  9.672
ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                     $919,388             $150,454
Less maximum sales charge (7)                                                              (27,122)              (4,438)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                               (2,482)                (496)
                                                                                          ________             ________
Net assets                                                                                $889,784             $145,520
                                                                                          ========             ========
__________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                    NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of April 7, 2017.

(2) An irrevocable letter of credit for approximately $4,650,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 1st Quarter 2016 Series ; The Dow(R) Target Dividend Portfolio, 1st Quarter 2016 Series ; Global Target 15 Portfolio, 1st Quarter 2016 Series; S&P Target 24 Portfolio, 1st Quarter 2016 Series; S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series; Target Diversified Dividend Portfolio, 1st Quarter 2016 Series; Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series; Target Growth Portfolio, 1st Quarter 2016 Series; and Value Line(R) Target 25 Portfolio, 1st Quarter 2016 Series ; approximately $350,000 has been allocated to Target Double Play Portfolio, 1st Quarter 2016 Series; approximately $500,000 has been allocated to each of Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series; Target Focus Four Portfolio, 1st Quarter 2016 Series; and Target Triad Portfolio, 1st Quarter 2016 Series; and approximately $1,000,000 has been allocated to Target VIP Portfolio, 1st Quarter 2016 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0100 to $.0480 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 20, 2016 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2016. If Unit holders redeem Units before June 20, 2016 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

         The Dow(R) Target 5 Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                Percentage
                                                               of Aggregate    Number     Market         Cost of        Current
Ticker Symbol and                                                Offering        of      Value per    Securities to     Dividend
Name of Issuer of Securities (1)                                  Price        Shares      Share      the Trust (2)    Yield (3)
________________________________                               ____________    ______    _________    _____________    _________
COMMON STOCKS (100%):
Health Care (40%):
MRK      Merck & Co., Inc.                                      20%              582     $ 51.96      $ 30,241         3.54%
PFE      Pfizer Inc.                                            20%              963       31.40        30,238         3.82%
Industrials (20%):
CAT      Caterpillar Inc.                                       20%              473       63.94        30,244         4.82%
Information Technology (20%):
CSCO     Cisco Systems, Inc.                                    20%            1,190       25.41        30,238         3.31%
Telecommunication Services (20%):
VZ       Verizon Communications Inc.                            20%              668       45.27        30,240         4.99%
                                                               ____                                   ________
              Total Investments                                100%                                   $151,201
                                                               ====                                   ========
__________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

      The Dow(R) Target Dividend Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                Percentage
                                                               of Aggregate    Number     Market         Cost of        Current
Ticker Symbol and                                                Offering        of      Value per    Securities to     Dividend
Name of Issuer of Securities (1)(4)                               Price        Shares      Share      the Trust (2)    Yield (3)
___________________________________                            ____________    ______    _________    _____________    _________
COMMON STOCKS (100%):
Consumer Discretionary (5%):
GRMN      Garmin Ltd. +                                          5%            248       $ 34.90      $  8,655         5.85%
Energy (5%):
HFC       HollyFrontier Corporation                              5%            223         38.75         8,641         3.41%
Financials (45%):
BBT       BB&T Corporation                                       5%            246         35.12         8,639         3.08%
CINF      Cincinnati Financial Corporation                       5%            155         55.82         8,652         3.30%
FNB       F.N.B. Corporation                                     5%            690         12.54         8,653         3.83%
FMER      FirstMerit Corporation                                 5%            492         17.59         8,654         3.87%
NYCB      New York Community Bancorp, Inc.                       5%            558         15.49         8,643         6.46%
PBCT      People's United Financial, Inc.                        5%            567         15.25         8,647         4.39%
TRMK      Trustmark Corporation                                  5%            397         21.77         8,643         4.23%
UBSI      United Bankshares, Inc.                                5%            248         34.89         8,653         3.78%
VLY       Valley National Bancorp                                5%            942          9.18         8,648         4.79%
Industrials (5%):
ETN       Eaton Corporation Plc +                                5%            174         49.73         8,653         4.42%
Materials (5%):
CMC       Commercial Metals Company                              5%            630         13.72         8,644         3.50%
Telecommunication Services (5%):
CTL       CenturyLink, Inc.                                      5%            357         24.22         8,646         8.92%
Utilities (30%):
DTE       DTE Energy Company                                     5%            110         78.72         8,659         3.71%
ES        Eversource Energy                                      5%            169         51.14         8,643         3.27%
EXC       Exelon Corporation                                     5%            311         27.84         8,658         4.45%
PPL       PPL Corporation                                        5%            258         33.54         8,653         4.50%
PEG       Public Service Enterprise Group Incorporated           5%            223         38.81         8,655         4.02%
SCG       SCANA Corporation                                      5%            142         60.95         8,655         3.58%
                                                               ____                                   ________
               Total Investments                               100%                                   $172,994
                                                               ====                                   ========
__________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

           Global Target 15 Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                Percentage
                                                               of Aggregate    Number     Market         Cost of         Current
Ticker Symbol and                                                Offering        of      Value per    Securities to     Dividend
Name of Issuer of Securities (1)(5)                               Price        Shares      Share      the Trust (2)     Yield (3)
___________________________________                            ____________    ______    _________    _____________    __________
COMMON STOCKS (100.00%):
China (26.67%):
3988 HK      Bank of China Ltd. #                                6.67%         28,287    $ 0.41       $ 11,637         7.01%
3328 HK      Bank of Communications Co., Ltd. (Class H) #        6.67%         18,405      0.63         11,638         6.48%
939 HK       China Construction Bank Corporation (Class H) #     6.67%         18,175      0.64         11,638         7.13%
1398 HK      Industrial and Commercial Bank of China Limited     6.66%         21,174      0.55         11,637         7.05%
             (Class H) #
Hong Kong (6.67%):
494 HK       Li & Fung Limited (7) #                             6.67%         18,794      0.62         11,637         7.08%
United Kingdom (33.33%):
BP/ LN       BP Plc #                                            6.66%          2,372      4.91         11,636         8.78%
ITV LN       ITV Plc #                                           6.66%          2,989      3.89         11,636         4.78%
LAD LN       Ladbrokes Plc #                                     6.67%          6,656      1.75         11,637         2.79%
EMG LN       Man Group Plc #                                     6.67%          4,946      2.35         11,639         5.12%
VOD LN       Vodafone Group Plc #                                6.67%          3,672      3.17         11,639         5.79%
United States (33.33%):
CAT          Caterpillar Inc.                                    6.66%            182     63.94         11,637         4.82%
CSCO         Cisco Systems, Inc.                                 6.67%            458     25.41         11,638         3.31%
MRK          Merck & Co., Inc.                                   6.67%            224     51.96         11,639         3.54%
PFE          Pfizer Inc.                                         6.67%            371     31.40         11,649         3.82%
VZ           Verizon Communications Inc.                         6.66%            257     45.27         11,634         4.99%
                                                               _______                                ________
                     Total Investments                         100.00%                                $174,571
                                                               =======                                ========
__________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

            S&P Target 24 Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                               Percentage
                                                               of Aggregate    Number     Market         Cost of
Ticker Symbol and                                               Offering         of      Value per    Securities to
Name of Issuer of Securities (1)(4)                               Price        Shares      Share      the Trust (2)
___________________________________                            ____________    ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.82%):
AZO       AutoZone, Inc. *                                       3.97%           8       $ 735.96     $  5,888
HRB       H&R Block, Inc.                                        1.41%          64          32.72        2,094
TJX       The TJX Companies, Inc.                                8.44%         179          69.99       12,528
Consumer Staples (12.03%):
MO        Altria Group, Inc.                                     9.24%         236          58.14       13,721
CLX       The Clorox Company                                     1.27%          15         125.64        1,885
EL        The Estee Lauder Companies Inc.                        1.52%          27          83.33        2,250
Energy (6.70%):
MPC       Marathon Petroleum Corporation                         2.39%          74          47.99        3,551
TSO       Tesoro Corporation                                     1.15%          16         107.03        1,712
VLO       Valero Energy Corporation                              3.16%          65          72.09        4,686
Financials (17.11%):
MCO       Moody's Corporation                                    7.43%         119          92.72       11,034
PGR       The Progressive Corporation                            7.01%         341          30.53       10,411
TMK       Torchmark Corporation                                  2.67%          72          54.97        3,958
Health Care (16.02%):
GILD      Gilead Sciences, Inc.                                 14.26%         220          96.25       21,175
VAR       Varian Medical Systems, Inc. *                         0.72%          14          76.80        1,075
WAT       Waters Corporation *                                   1.04%          12         128.82        1,546
Industrials (10.69%):
CTAS      Cintas Corporation                                     1.93%          33          86.88        2,867
EXPD      Expeditors International of Washington, Inc.           1.67%          58          42.66        2,474
NOC       Northrop Grumman Corporation                           7.09%          56         188.11       10,534
Information Technology (20.42%):
INTU      Intuit Inc.                                           11.58%         182          94.44       17,188
STX       Seagate Technology Plc +                               4.72%         203          34.54        7,012
VRSN      VeriSign, Inc. *                                       4.12%          76          80.55        6,122
Utilities (3.21%):
ES        Eversource Energy                                      0.72%          21          51.14        1,074
NEE       NextEra Energy, Inc.                                   2.12%          30         104.70        3,141
SCG       SCANA Corporation                                      0.37%           9          60.95          548
                                                               _______                                ________
               Total Investments                               100.00%                                $148,474
                                                               =======                                ========
__________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

          S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                        Percentage
                                                                       of Aggregate     Number      Market        Cost of
Ticker Symbol and                                                        Offering         of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price         Shares      Share      the Trust (2)
___________________________________                                    ____________     ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (6.66%):
AAN       Aaron's, Inc.                                                  2.22%          155       $  20.67     $  3,204
KBH       KB Home                                                        2.22%          319          10.05        3,206
RGS       Regis Corporation *                                            1.11%          110          14.59        1,605
SSI       Stage Stores, Inc.                                             1.11%          180           8.90        1,602
Consumer Staples (6.66%):
DAR       Darling Ingredients Inc. *                                     1.11%          164           9.76        1,601
POST      Post Holdings, Inc. *                                          2.22%           53          60.46        3,204
SENEA     Seneca Foods Corporation *                                     1.12%           58          27.77        1,611
SPTN      SpartanNash Company                                            1.11%           78          20.50        1,599
UVV       Universal Corporation                                          1.10%           30          52.90        1,587
Energy (6.67%):
ATW       Atwood Oceanics, Inc.                                          2.22%          365           8.78        3,205
OIS       Oil States International, Inc. *                               2.23%          121          26.57        3,215
WPX       WPX Energy, Inc. *                                             2.22%          625           5.13        3,206
Financials (39.96%):
AEL       American Equity Investment Life Holding Company                1.11%           76          21.11        1,604
ASB       Associated Banc-Corp                                           2.22%          182          17.59        3,201
BRKL      Brookline Bancorp, Inc.                                        1.11%          146          10.95        1,599
CSH       Cash America International, Inc.                               1.12%           57          28.34        1,615
CNO       CNO Financial Group, Inc.                                      2.22%          186          17.22        3,203
CUZ       Cousins Properties Incorporated (6)                            1.12%          174           9.24        1,608
EIG       Employers Holdings, Inc.                                       1.11%           61          26.27        1,602
ENH       Endurance Specialty Holdings Ltd. +                            2.21%           51          62.57        3,191
RE        Everest Re Group, Ltd. +                                       2.21%           18         176.98        3,186
FBP       First BanCorp. *                                               1.11%          516           3.11        1,605
FMER      FirstMerit Corporation                                         2.22%          182          17.59        3,201
FSP       Franklin Street Properties Corp. (6)                           1.11%          159          10.09        1,604
FULT      Fulton Financial Corporation                                   2.22%          258          12.43        3,207
THG       The Hanover Insurance Group, Inc.                              2.22%           41          77.98        3,197
KMPR      Kemper Corporation                                             2.22%           91          35.11        3,195
KRG       Kite Realty Group Trust (6)                                    1.10%           62          25.67        1,591
ORI       Old Republic International Corporation                         2.22%          174          18.44        3,209
PACW      PacWest Bancorp                                                2.22%           81          39.60        3,208
PKY       Parkway Properties, Inc. (6)                                   1.11%          106          15.08        1,598
INN       Summit Hotel Properties, Inc. (6)                              1.11%          148          10.82        1,601
TRMK      Trustmark Corporation                                          2.22%          147          21.77        3,200
UFCS      United Fire Group, Inc.                                        1.12%           42          38.43        1,614
WAFD      Washington Federal, Inc.                                       2.22%          143          22.37        3,199
WRLD      World Acceptance Corporation *                                 1.11%           40          39.87        1,595

                    Schedule of Investments (cont'd.)

          S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016



                                                                        Percentage
                                                                       of Aggregate     Number      Market        Cost of
Ticker Symbol and                                                        Offering         of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price         Shares      Share      the Trust (2)
___________________________________                                    ____________     ______    _________    _____________
Health Care (2.23%):
CYH      Community Health Systems, Inc. *                                2.23%          141       $  22.83     $  3,219
Industrials (11.13%):
ARCB     ArcBest Corporation                                             1.11%           83          19.28        1,600
AAWW     Atlas Air Worldwide Holdings, Inc. *                            1.12%           45          35.92        1,616
GMT      GATX Corporation                                                2.22%           85          37.74        3,208
GBX      The Greenbrier Companies, Inc.                                  1.12%           64          25.20        1,613
KELYA    Kelly Services, Inc.                                            1.11%          105          15.21        1,597
SKYW     SkyWest, Inc.                                                   1.11%           98          16.36        1,603
TRN      Trinity Industries, Inc.                                        2.22%          147          21.77        3,200
VRTV     Veritiv Corporation *                                           1.12%           46          34.95        1,608
Information Technology (11.12%):
AVT      Avnet, Inc.                                                     2.22%           81          39.51        3,200
CBR      CIBER, Inc. *                                                   1.11%          500           3.21        1,605
COHU     Cohu, Inc.                                                      1.11%          142          11.30        1,605
MANT     ManTech International Corporation                               1.11%           56          28.68        1,606
SANM     Sanmina Corporation *                                           1.12%           87          18.49        1,609
TECD     Tech Data Corporation *                                         2.23%           52          61.82        3,215
VSH      Vishay Intertechnology, Inc.                                    2.22%          297          10.80        3,208
Materials (7.78%):
CMC      Commercial Metals Company                                       2.23%          234          13.72        3,210
OLN      Olin Corporation                                                2.22%          195          16.44        3,206
GLT      P. H. Glatfelter Company                                        1.11%           89          17.94        1,597
RS       Reliance Steel & Aluminum Co.                                   2.22%           57          56.27        3,207
Telecommunication Services (3.33%):
IRDM     Iridium Communications Inc. *                                   1.11%          217           7.39        1,604
TDS      Telephone and Data Systems, Inc.                                2.22%          135          23.74        3,205
Utilities (4.46%):
GXP      Great Plains Energy Incorporated                                2.23%          118          27.24        3,214
TLN      Talen Energy Corporation *                                      2.23%          508           6.32        3,211
                                                                       _______                                 ________
              Total Investments                                        100.00%                                 $144,244
                                                                       =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

     Target Diversified Dividend Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                       Percentage
                                                                       of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                       Offering          of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price          Shares      Share      the Trust (2)
___________________________________                                    ____________     ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
F           Ford Motor Company                                           2.50%          278       $ 12.70      $  3,531
GME         GameStop Corp. (Class A)                                     2.50%          124         28.45         3,528
RCII        Rent-A-Center, Inc.                                          2.50%          245         14.41         3,530
SSI         Stage Stores, Inc.                                           2.50%          397          8.90         3,533
Consumer Staples (9.99%):
ANDE        The Andersons, Inc.                                          2.49%          119         29.59         3,521
ADM         Archer-Daniels-Midland Company                               2.49%          102         34.52         3,521
NUS         Nu Skin Enterprises, Inc. (Class A)                          2.50%          104         33.99         3,535
UVV         Universal Corporation                                        2.51%           67         52.90         3,544
Energy (10.01%):
BRS         Bristow Group Inc.                                           2.50%          160         22.10         3,536
GLNG        Golar LNG Limited +                                          2.50%          233         15.13         3,525
HP          Helmerich & Payne, Inc.                                      2.51%           73         48.51         3,541
NOV         National Oilwell Varco, Inc.                                 2.50%          115         30.74         3,535
Financials (10.01%):
BLX         Banco Latinoamericano de Comercio Exterior, S.A. +           2.51%          146         24.23         3,538
CNA         CNA Financial Corporation                                    2.50%          104         33.93         3,529
HCI         HCI Group, Inc.                                              2.51%          109         32.48         3,540
STC         Stewart Information Services Corporation                     2.49%          100         35.18         3,518
Health Care (9.99%):
ANTM        Anthem, Inc.                                                 2.49%           26        135.43         3,521
MRK         Merck & Co., Inc.                                            2.50%           68         51.96         3,533
PFE         Pfizer Inc.                                                  2.49%          112         31.40         3,517
DGX         Quest Diagnostics Incorporated                               2.51%           52         68.15         3,544
Industrials (10.02%):
CPA         Copa Holdings S.A. +                                         2.51%           77         45.96         3,539
CMRE        Costamare Inc. +                                             2.50%          415          8.50         3,527
GMT         GATX Corporation                                             2.51%           94         37.74         3,548
SSW         Seaspan Corporation +                                        2.50%          248         14.23         3,529
Information Technology (10.00%):
AVX         AVX Corporation                                              2.50%          321         11.00         3,531
CMTL        Comtech Telecommunications Corp.                             2.50%          187         18.88         3,531
WDC         Western Digital Corporation                                  2.50%           61         57.83         3,528
XRX         Xerox Corporation                                            2.50%          358          9.87         3,533

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 1st Quarter 2016 Series
                                    FT 5940


                       At the Opening of Business on the
                    Initial Date of Deposit-January 8, 2016


                                                                       Percentage
                                                                       of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                       Offering          of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price          Shares      Share      the Trust (2)
___________________________________                                    ____________     ______    _________    _____________
Materials (9.99%):
CF          CF Industries Holdings, Inc.                                 2.49%          103       $ 34.14      $  3,516
UFS         Domtar Corporation +                                         2.51%          105         33.72         3,541
MEOH        Methanex Corporation +                                       2.50%          127         27.80         3,531
MOS         The Mosaic Company                                           2.49%          138         25.53         3,523
Telecommunication Services (9.99%):
T           AT&T Inc.                                                    2.49%          105         33.51         3,519
TDS         Telephone and Data Systems, Inc.                             2.50%          149         23.74         3,537
TU          TELUS Corporation +                                          2.50%          132         26.72         3,527
VZ          Verizon Communications Inc.                                  2.50%           78         45.27         3,531
Utilities (10.00%):
AES         The AES Corporation                                          2.50%          392          9.00         3,528
NRG         NRG Energy, Inc.                                             2.50%          314         11.26         3,536
OGE         OGE Energy Corp.                                             2.50%          140         25.23         3,532
PEG         Public Service Enterprise Group Incorporated                 2.50%           91         38.81         3,532
                                                                       _______                                 ________
            Total Investments                                          100.00%                                 $141,239
                                                                       =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

    Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series
                                 FT 5940


At the Opening of Business on the Initial Date of Deposit-January 8, 2016



                                                                          Percentage
                                                                         of Aggregate     Number     Market        Cost of
Ticker Symbol and                                                          Offering         of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                         Price         Shares      Share     the Trust (2)
___________________________________                                      ____________     _______   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.02%):
F             Ford Motor Company                                           0.63%             139    $  12.70    $  1,765
GME           GameStop Corp. (Class A)                                     0.63%              62       28.45       1,764
GRMN          Garmin Ltd. +                                                1.25%             101       34.90       3,525
ITV LN        ITV Plc #                                                    1.67%           1,205        3.89       4,691
LAD LN        Ladbrokes Plc #                                              1.67%           2,684        1.75       4,693
494 HK        Li & Fung Limited #                                          1.67%           7,579        0.62       4,693
RCII          Rent-A-Center, Inc.                                          0.62%             122       14.41       1,758
SSI           Stage Stores, Inc.                                           0.63%             198        8.90       1,762
VIV FP        Vivendi #                                                    1.25%             170       20.66       3,513
Consumer Staples (2.49%):
ANDE          The Andersons, Inc.                                          0.62%              59       29.59       1,746
ADM           Archer-Daniels-Midland Company                               0.62%              51       34.52       1,761
NUS           Nu Skin Enterprises, Inc. (Class A)                          0.63%              52       33.99       1,767
UVV           Universal Corporation                                        0.62%              33       52.90       1,746
Energy (11.66%):
BP/ LN        BP Plc #                                                     2.92%           1,674        4.91       8,212
BRS           Bristow Group Inc.                                           0.63%              80       22.10       1,768
ENI IM        Eni SpA #                                                    1.25%             248       14.17       3,513
GLNG          Golar LNG Limited +                                          0.62%             116       15.13       1,755
HP            Helmerich & Payne, Inc.                                      0.62%              36       48.51       1,746
HFC           HollyFrontier Corporation                                    1.25%              91       38.75       3,526
NOV           National Oilwell Varco, Inc.                                 0.62%              57       30.74       1,752
RDSB LN       Royal Dutch Shell Plc (Class B) #                            1.25%             169       20.80       3,516
STL NO        StatoilHydro ASA #                                           1.25%             274       12.84       3,518
FP FP         Total S.A. #                                                 1.25%              84       41.78       3,509
Financials (29.60%):
BLX           Banco Latinoamericano de Comercio Exterior, S.A. +           0.63%              73       24.23       1,769
3988 HK       Bank of China Ltd. #                                         1.67%          11,407        0.41       4,693
3328 HK       Bank of Communications Co., Ltd. (Class H) #                 1.67%           7,422        0.63       4,693
BBT           BB&T Corporation                                             1.25%             100       35.12       3,512
939 HK        China Construction Bank Corporation (Class H) #              1.67%           7,329        0.64       4,693
CINF          Cincinnati Financial Corporation                             1.25%              63       55.82       3,517
CNA           CNA Financial Corporation                                    0.63%              52       33.93       1,764
FNB           F.N.B. Corporation                                           1.25%             281       12.54       3,524
FMER          FirstMerit Corporation                                       1.25%             200       17.59       3,518
HCI           HCI Group, Inc.                                              0.62%              54       32.48       1,754
HSBA LN       HSBC Holdings Plc #                                          1.25%             487        7.22       3,516
1398 HK       Industrial and Commercial Bank of China Limited (Class H) #  1.67%           8,538        0.55       4,692
LGEN LN       Legal & General Group Plc #                                  1.25%             980        3.59       3,520
EMG LN        Man Group Plc #                                              1.67%           1,994        2.35       4,692
NYCB          New York Community Bancorp, Inc.                             1.25%             227       15.49       3,516
NDA SS        Nordea Bank AB #                                             1.25%             335       10.50       3,516
PBCT          People's United Financial, Inc.                              1.25%             231       15.25       3,523
SEBA SS       Skandinaviska Enskilda Banken AB (Class A) #                 1.25%             362        9.73       3,522
STC           Stewart Information Services Corporation                     0.62%              50       35.18       1,759
SHBA SS       Svenska Handelsbanken AB #                                   1.25%             281       12.50       3,514
SWEDA SS      Swedbank AB (Class A) #                                      1.25%             168       20.95       3,519
TRMK          Trustmark Corporation                                        1.25%             162       21.77       3,527
UBSI          United Bankshares, Inc.                                      1.25%             101       34.89       3,524
VLY           Valley National Bancorp                                      1.25%             383        9.18       3,516


                       Schedule of Investments (cont'd.)

       Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series
                                    FT 5940


   At the Opening of Business on the Initial Date of Deposit-January 8, 2016


                                                                          Percentage
                                                                         of Aggregate     Number     Market        Cost of
Ticker Symbol and                                                          Offering         of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                         Price         Shares      Share     the Trust (2)
___________________________________                                      ____________     _______   _________   _____________
Health Care (7.07%):
ANTM          Anthem, Inc.                                                 0.62%              13    $ 135.43    $  1,761
GSK LN        GlaxoSmithKline Plc #                                        1.25%             180       19.59       3,526
MRK           Merck & Co., Inc.                                            2.29%             124       51.96       6,443
PFE           Pfizer Inc.                                                  2.28%             205       31.40       6,437
DGX           Quest Diagnostics Incorporated                               0.63%              26       68.15       1,772
Industrials (5.41%):
CAT           Caterpillar Inc.                                             1.66%              73       63.94       4,668
CPA           Copa Holdings S.A. +                                         0.62%              38       45.96       1,746
CMRE          Costamare Inc. +                                             0.62%             207        8.50       1,759
ETN           Eaton Corporation Plc +                                      1.25%              71       49.73       3,531
GMT           GATX Corporation                                             0.63%              47       37.74       1,774
SSW           Seaspan Corporation +                                        0.63%             124       14.23       1,764
Information Technology (4.15%):
AVX           AVX Corporation                                              0.62%             160       11.00       1,760
CSCO          Cisco Systems, Inc.                                          1.67%             185       25.41       4,701
CMTL          Comtech Telecommunications Corp.                             0.62%              93       18.88       1,756
WDC           Western Digital Corporation                                  0.62%              30       57.83       1,735
XRX           Xerox Corporation                                            0.62%             178        9.87       1,757
Materials (6.24%):
BLT LN        BHP Billiton Plc #                                           1.25%             360        9.79       3,523
CF            CF Industries Holdings, Inc.                                 0.63%              52       34.14       1,775
CMC           Commercial Metals Company                                    1.25%             257       13.72       3,526
UFS           Domtar Corporation +                                         0.62%              52       33.72       1,753
MEOH          Methanex Corporation +                                       0.62%              63       27.80       1,751
MOS           The Mosaic Company                                           0.62%              69       25.53       1,762
RIO LN        Rio Tinto Plc #                                              1.25%             136       25.87       3,519
Telecommunication Services (9.60%):
T             AT&T Inc.                                                    0.63%              53       33.51       1,776
CTL           CenturyLink, Inc.                                            1.25%             145       24.22       3,512
TEL NO        Telenor ASA #                                                1.25%             219       16.09       3,523
TDS           Telephone and Data Systems, Inc.                             0.62%              74       23.74       1,757
TU            TELUS Corporation +                                          0.63%              66       26.72       1,763
VZ            Verizon Communications Inc.                                  2.30%             143       45.27       6,474
VOD LN        Vodafone Group Plc #                                         2.92%           2,590        3.17       8,209
Utilities (13.76%):
AES           The AES Corporation                                          0.63%             196        9.00       1,764
DTE           DTE Energy Company                                           1.26%              45       78.72       3,542
EDF FP        Electricite de France S.A. #                                 1.25%             258       13.65       3,523
ENGI FP       Engie #                                                      1.25%             210       16.74       3,515
ES            Eversource Energy                                            1.25%              69       51.14       3,529
EXC           Exelon Corporation                                           1.25%             126       27.84       3,508
NRG           NRG Energy, Inc.                                             0.62%             156       11.26       1,757
OGE           OGE Energy Corp.                                             0.63%              70       25.23       1,766
PPL           PPL Corporation                                              1.25%             105       33.54       3,522
PEG           Public Service Enterprise Group Incorporated                 1.87%             136       38.81       5,278
SCG           SCANA Corporation                                            1.25%              58       60.95       3,535
SSE LN        SSE Plc #                                                    1.25%             163       21.62       3,524
                                                                         _______                                ________
              Total Investments                                          100.00%                                $281,568
                                                                         =======                                ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

          Target Double Play Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                         Percentage       Number     Market       Cost of
Ticker Symbol and                                                        of Aggregate       of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares      Share     the Trust (2)
___________________________________                                     ______________    ______    _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (24.38%):
GRMN     Garmin Ltd. +                                                    2.50%           213      $   34.90    $  7,434
HD       The Home Depot, Inc.                                            10.50%           249         125.40      31,225
NKE      NIKE, Inc. (Class B)                                             5.33%           265          59.85      15,860
NVR      NVR, Inc. *                                                      0.52%             1       1,552.32       1,552
SBUX     Starbucks Corporation                                            5.53%           290          56.69      16,440
Consumer Staples (7.79%):
CASY     Casey's General Stores, Inc.                                     0.51%            13         116.96       1,520
COKE     Coca-Cola Bottling Co. Consolidated                              0.54%             9         177.43       1,597
HRL      Hormel Foods Corporation                                         1.35%            51          78.63       4,010
LANC     Lancaster Colony Corporation                                     0.51%            13         116.19       1,510
FIZZ     National Beverage Corp. *                                        0.51%            37          41.02       1,518
RAI      Reynolds American Inc.                                           4.37%           275          47.23      12,988
Energy (2.50%):
HFC      HollyFrontier Corporation                                        2.50%           192          38.75       7,440
Financials (22.48%):
BBT      BB&T Corporation                                                 2.49%           211          35.12       7,410
CINF     Cincinnati Financial Corporation                                 2.50%           133          55.82       7,424
FNB      F.N.B. Corporation                                               2.50%           592          12.54       7,424
FMER     FirstMerit Corporation                                           2.50%           422          17.59       7,423
NYCB     New York Community Bancorp, Inc.                                 2.49%           479          15.49       7,420
PBCT     People's United Financial, Inc.                                  2.50%           487          15.25       7,427
TRMK     Trustmark Corporation                                            2.50%           341          21.77       7,424
UBSI     United Bankshares, Inc.                                          2.50%           213          34.89       7,432
VLY      Valley National Bancorp                                          2.50%           809           9.18       7,427
Health Care (1.02%):
CBM      Cambrex Corporation *                                            0.50%            35          42.68       1,494
CHE      Chemed Corporation                                               0.52%            11         141.46       1,556
Industrials (5.14%):
ALK      Alaska Air Group, Inc.                                           0.62%            25          73.99       1,850
AMWD     American Woodmark Corporation *                                  0.50%            21          70.94       1,490
DY       Dycom Industries, Inc. *                                         0.52%            22          70.27       1,546
ETN      Eaton Corporation Plc +                                          2.49%           149          49.73       7,410
HA       Hawaiian Holdings, Inc. *                                        0.51%            47          32.28       1,517
JBLU     JetBlue Airways Corporation *                                    0.50%            72          20.78       1,496

                    Schedule of Investments (cont'd.)

          Target Double Play Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                          Percentage      Number     Market       Cost of
Ticker Symbol and                                                        of Aggregate       of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares      Share     the Trust (2)
___________________________________                                     ______________    _______   _________   _____________
Information Technology (16.74%):
GOOGL    Alphabet Inc. (Class A) *                                       12.46%            50       $ 741.00    $ 37,050
GPN      Global Payments Inc.                                             0.54%            26          61.36       1,595
IDTI     Integrated Device Technology, Inc. *                             0.50%            60          24.95       1,497
JKHY     Jack Henry & Associates, Inc.                                    0.52%            20          76.88       1,538
MANH     Manhattan Associates, Inc. *                                     0.50%            25          59.87       1,497
NVDA     NVIDIA Corporation                                               1.09%           107          30.28       3,240
TSS      Total System Services, Inc.                                      0.56%            36          46.45       1,672
VRSN     VeriSign, Inc. *                                                 0.57%            21          80.55       1,691
Materials (2.49%):
CMC      Commercial Metals Company                                        2.49%           541          13.72       7,422
Telecommunication Services (2.50%):
CTL      CenturyLink, Inc.                                                2.50%           307          24.22       7,435
Utilities (14.96%):
DTE      DTE Energy Company                                               2.49%            94          78.72       7,400
ES       Eversource Energy                                                2.49%           145          51.14       7,415
EXC      Exelon Corporation                                               2.50%           267          27.84       7,433
PPL      PPL Corporation                                                  2.49%           221          33.54       7,412
PEG      Public Service Enterprise Group Incorporated                     2.49%           191          38.81       7,413
SCG      SCANA Corporation                                                2.50%           122          60.95       7,436
                                                                        _______                                 ________
              Total Investments                                         100.00%                                 $297,410
                                                                        =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

          Target Focus Four Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                      Percentage
                                                                     of Aggregate     Number       Market         Cost of
Ticker Symbol and                                                      Offering         of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price         Shares        Share      the Trust (2)
___________________________________                                  ____________     ______      _________   _______________
COMMON STOCKS (100.00%):
Consumer Discretionary (17.45%):
AAN      Aaron's, Inc.                                                  0.67%         150         $   20.67   $  3,101
FCAU     Fiat Chrysler Automobiles N.V. +*                              0.40%         225              8.26      1,859
GRMN     Garmin Ltd. +                                                  1.50%         200             34.90      6,980
HD       The Home Depot, Inc.                                           6.29%         233            125.40     29,218
KBH      KB Home                                                        0.67%         308             10.05      3,095
NKE      NIKE, Inc. (Class B)                                           3.21%         249             59.85     14,903
NVR      NVR, Inc. *                                                    0.33%           1          1,552.32      1,552
RGS      Regis Corporation *                                            0.33%         106             14.59      1,547
SSI      Stage Stores, Inc.                                             0.33%         174              8.90      1,549
SBUX     Starbucks Corporation                                          3.32%         272             56.69     15,420
TM       Toyota Motor Corporation (ADR) +                               0.40%          16            115.57      1,849
Consumer Staples (6.63%):
CASY     Casey's General Stores, Inc.                                   0.30%          12            116.96      1,404
COKE     Coca-Cola Bottling Co. Consolidated                            0.31%           8            177.43      1,419
DAR      Darling Ingredients Inc. *                                     0.33%         159              9.76      1,552
HRL      Hormel Foods Corporation                                       0.81%          48             78.63      3,774
LANC     Lancaster Colony Corporation                                   0.30%          12            116.19      1,394
FIZZ     National Beverage Corp. *                                      0.30%          34             41.02      1,395
POST     Post Holdings, Inc. *                                          0.66%          51             60.46      3,083
RAI      Reynolds American Inc.                                         2.62%         258             47.23     12,185
SENEA    Seneca Foods Corporation *                                     0.33%          56             27.77      1,555
SPTN     SpartanNash Company                                            0.34%          76             20.50      1,558
UVV      Universal Corporation                                          0.33%          29             52.90      1,534
Energy (7.12%):
ATW      Atwood Oceanics, Inc.                                          0.67%         353              8.78      3,099
CNQ      Canadian Natural Resources Limited +                           0.40%          95             19.55      1,857
SNP      China Petroleum & Chemical Corporation (Sinopec) (ADR) +       0.40%          35             53.71      1,880
CEO      CNOOC Limited (ADR) +                                          0.40%          19             97.49      1,852
E        Eni SpA (ADR) +                                                0.40%          66             28.20      1,861
HFC      HollyFrontier Corporation                                      1.50%         180             38.75      6,975
OIS      Oil States International, Inc. *                               0.67%         117             26.57      3,109
PTR      PetroChina Company Limited (ADR) +                             0.41%          32             58.90      1,885
RDS/A    Royal Dutch Shell Plc (ADR) +                                  0.40%          44             42.12      1,853
SSL      Sasol Limited (ADR) +                                          0.40%          77             24.11      1,857
STO      Statoil ASA (ADR) +                                            0.40%         146             12.76      1,863
TOT      Total S.A. (ADR) +                                             0.40%          45             41.63      1,873
WPX      WPX Energy, Inc. *                                             0.67%         604              5.13      3,099

                    Schedule of Investments (cont'd.)

          Target Focus Four Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                      Percentage
                                                                     of Aggregate     Number       Market         Cost of
Ticker Symbol and                                                      Offering         of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price         Shares        Share      the Trust (2)
___________________________________                                  ____________     ______      _________   _______________
Financials (29.06%):
AEL      American Equity Investment Life Holding Company                0.33%          73         $   21.11   $  1,541
ASB      Associated Banc-Corp                                           0.67%         176             17.59      3,096
BBVA     Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                  0.40%         271              6.85      1,856
SAN      Banco Santander S.A. (ADR) +                                   0.40%         420              4.42      1,856
BBT      BB&T Corporation                                               1.50%         198             35.12      6,954
BRKL     Brookline Bancorp, Inc.                                        0.33%         141             10.95      1,544
CSH      Cash America International, Inc.                               0.34%          55             28.34      1,559
CINF     Cincinnati Financial Corporation                               1.50%         125             55.82      6,978
CNO      CNO Financial Group, Inc.                                      0.67%         180             17.22      3,100
CUZ      Cousins Properties Incorporated (6)                            0.33%         168              9.24      1,552
CS       Credit Suisse Group AG (ADR) +                                 0.40%          92             20.24      1,862
EIG      Employers Holdings, Inc.                                       0.33%          59             26.27      1,550
ENH      Endurance Specialty Holdings Ltd. +                            0.67%          50             62.57      3,129
RE       Everest Re Group, Ltd. +                                       0.65%          17            176.98      3,009
FNB      F.N.B. Corporation                                             1.50%         556             12.54      6,972
FBP      First BanCorp. *                                               0.33%         498              3.11      1,549
FMER     FirstMerit Corporation                                         2.17%         572             17.59     10,062
FSP      Franklin Street Properties Corp (6).                           0.33%         153             10.09      1,544
FULT     Fulton Financial Corporation                                   0.67%         249             12.43      3,095
THG      The Hanover Insurance Group, Inc.                              0.67%          40             77.98      3,119
HSBC     HSBC Holdings Plc (ADR) +                                      0.40%          51             36.39      1,856
KMPR     Kemper Corporation                                             0.66%          88             35.11      3,090
KRG      Kite Realty Group Trust (6)                                    0.33%          60             25.67      1,540
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +            0.40%         310              5.99      1,857
MFG      Mizuho Financial Group, Inc. (ADR) +                           0.40%         476              3.90      1,856
NYCB     New York Community Bancorp, Inc.                               1.50%         450             15.49      6,971
NMR      Nomura Holdings, Inc. (ADR) +                                  0.40%         345              5.38      1,856
ORI      Old Republic International Corporation                         0.67%         168             18.44      3,098
PACW     PacWest Bancorp                                                0.66%          78             39.60      3,089
PKY      Parkway Properties, Inc. (6)                                   0.33%         103             15.08      1,553
PBCT     People's United Financial, Inc.                                1.50%         457             15.25      6,969
SHG      Shinhan Financial Group Co., Ltd. (ADR) +                      0.40%          58             31.80      1,844
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR) +                  0.40%         255              7.30      1,862
INN      Summit Hotel Properties, Inc. (6)                              0.33%         143             10.82      1,547
TRMK     Trustmark Corporation                                          2.17%         462             21.77     10,057
UBSI     United Bankshares, Inc.                                        1.50%         200             34.89      6,978
UFCS     United Fire Group, Inc.                                        0.33%          40             38.43      1,537
VLY      Valley National Bancorp                                        1.50%         759              9.18      6,968
WAFD     Washington Federal, Inc.                                       0.66%         138             22.37      3,087
WRLD     World Acceptance Corporation *                                 0.33%          39             39.87      1,555

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 1st Quarter 2016 Series
                                    FT 5940


                     At the Opening of Business on the
                  Initial Date of Deposit-January 8, 2016



                                                                      Percentage
                                                                     of Aggregate     Number       Market         Cost of
Ticker Symbol and                                                      Offering         of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price         Shares        Share      the Trust (2)
___________________________________                                  ____________     ______      _________   _______________
Health Care (1.27%):
CBM      Cambrex Corporation *                                          0.30%          33         $   42.68   $  1,408
CHE      Chemed Corporation                                             0.30%          10            141.46      1,415
CYH      Community Health Systems, Inc. *                               0.67%         136             22.83      3,105
Industrials (6.42%):
ALK      Alaska Air Group, Inc.                                         0.38%          24             73.99      1,776
AMWD     American Woodmark Corporation *                                0.31%          20             70.94      1,419
ARCB     ArcBest Corporation                                            0.33%          80             19.28      1,542
AAWW     Atlas Air Worldwide Holdings, Inc. *                           0.33%          43             35.92      1,545
DY       Dycom Industries, Inc. *                                       0.30%          20             70.27      1,405
ETN      Eaton Corporation Plc +                                        1.50%         140             49.73      6,962
GMT      GATX Corporation                                               0.67%          82             37.74      3,095
GBX      The Greenbrier Companies, Inc.                                 0.33%          61             25.20      1,537
HA       Hawaiian Holdings, Inc. *                                      0.31%          44             32.28      1,420
JBLU     JetBlue Airways Corporation *                                  0.30%          68             20.78      1,413
KELYA    Kelly Services, Inc.                                           0.33%         102             15.21      1,551
SKYW     SkyWest, Inc.                                                  0.33%          95             16.36      1,554
TRN      Trinity Industries, Inc.                                       0.67%         142             21.77      3,091
VRTV     Veritiv Corporation *                                          0.33%          44             34.95      1,538
Information Technology (13.39%):
GOOGL    Alphabet Inc. (Class A) *                                      7.49%          47            741.00     34,827
AVT      Avnet, Inc.                                                    0.66%          78             39.51      3,082
CBR      CIBER, Inc. *                                                  0.33%         482              3.21      1,547
COHU     Cohu, Inc.                                                     0.33%         137             11.30      1,548
GPN      Global Payments Inc.                                           0.32%          24             61.36      1,473
IDTI     Integrated Device Technology, Inc. *                           0.30%          56             24.95      1,397
JKHY     Jack Henry & Associates, Inc.                                  0.31%          19             76.88      1,461
MANH     Manhattan Associates, Inc. *                                   0.31%          24             59.87      1,437
MANT     ManTech International Corporation                              0.33%          54             28.68      1,549
NVDA     NVIDIA Corporation                                             0.65%         100             30.28      3,028
SANM     Sanmina Corporation *                                          0.33%          84             18.49      1,553
TECD     Tech Data Corporation *                                        0.67%          50             61.82      3,091
TSS      Total System Services, Inc.                                    0.34%          34             46.45      1,579
VRSN     VeriSign, Inc. *                                               0.35%          20             80.55      1,611
VSH      Vishay Intertechnology, Inc.                                   0.67%         287             10.80      3,100

                    Schedule of Investments (cont'd.)

          Target Focus Four Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                      Percentage
                                                                     of Aggregate     Number       Market         Cost of
Ticker Symbol and                                                      Offering         of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price         Shares        Share      the Trust (2)
___________________________________                                  ____________     ______      _________   _______________
Materials (5.04%):
BHP      BHP Billiton Limited (ADR) +                                   0.40%          83         $   22.46   $  1,864
CMC      Commercial Metals Company                                      2.17%         734             13.72     10,071
OLN      Olin Corporation                                               0.67%         188             16.44      3,091
GLT      P. H. Glatfelter Company                                       0.33%          86             17.94      1,543
PKX      POSCO (ADR) +                                                  0.40%          55             33.67      1,852
RS       Reliance Steel & Aluminum Co.                                  0.67%          55             56.27      3,095
RIO      Rio Tinto Plc (ADR) +                                          0.40%          72             25.81      1,858
Telecommunication Services (3.29%):
CTL      CenturyLink, Inc.                                              1.50%         288             24.22      6,975
IRDM     Iridium Communications Inc. *                                  0.33%         210              7.39      1,552
NTT      Nippon Telegraph and Telephone Corporation (ADR) +             0.40%          46             40.20      1,849
ORAN     Orange (ADR) +                                                 0.40%         112             16.61      1,860
TDS      Telephone and Data Systems, Inc.                               0.66%         130             23.74      3,086
Utilities (10.33%):
DTE      DTE Energy Company                                             1.49%          88             78.72      6,927
ES       Eversource Energy                                              1.50%         136             51.14      6,955
EXC      Exelon Corporation                                             1.50%         250             27.84      6,960
GXP      Great Plains Energy Incorporated                               0.67%         114             27.24      3,105
PPL      PPL Corporation                                                1.50%         208             33.54      6,976
PEG      Public Service Enterprise Group Incorporated                   1.50%         180             38.81      6,986
SCG      SCANA Corporation                                              1.50%         114             60.95      6,948
TLN      Talen Energy Corporation *                                     0.67%         490              6.32      3,097
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $464,795
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

    Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series
                                 FT 5940


 At the Opening of Business on the Initial Date of Deposit-January 8, 2016


                                                                      Percentage
                                                                     of Aggregate     Number       Market       Cost of
Ticker Symbol and                                                      Offering         of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price        Shares        Share     the Trust (2)
___________________________________                                   ___________     ______      ________    ______________
COMMON STOCKS (100.00%):
Consumer Discretionary (9.98%):
F           Ford Motor Company                                          2.00%           267       $ 12.70     $  3,391
GME         GameStop Corp. (Class A)                                    1.99%           119         28.45        3,386
GRMN        Garmin Ltd. +                                               1.99%            97         34.90        3,385
GM          General Motors Company                                      2.00%           113         29.99        3,389
RGC         Regal Entertainment Group (Class A)                         2.00%           193         17.58        3,393
Consumer Staples (3.99%):
CALM        Cal-Maine Foods, Inc.                                       1.99%            72         46.98        3,383
PM          Philip Morris International Inc.                            2.00%            39         87.25        3,403
Energy (14.02%):
CVX         Chevron Corporation                                         2.01%            41         83.02        3,404
CEO         CNOOC Limited (ADR) +                                       2.01%            35         97.49        3,412
CVI         CVR Energy, Inc.                                            2.00%            91         37.28        3,392
HP          Helmerich & Payne, Inc.                                     2.00%            70         48.51        3,396
NAT         Nordic American Tankers Limited +                           2.00%           231         14.73        3,403
SSL         Sasol Limited (ADR) +                                       2.00%           141         24.11        3,399
SFL         Ship Finance International Limited +                        2.00%           220         15.47        3,403
Financials (22.04%):
ARI         Apollo Commercial Real Estate Finance, Inc. (6)             1.00%           100         17.01        1,701
APLE        Apple Hospitality REIT, Inc. (6)                            1.01%            87         19.62        1,707
OFC         Corporate Office Properties Trust (6)                       1.00%            80         21.28        1,702
CXW         Corrections Corporation of America (6)                      1.00%            63         26.93        1,697
DFT         DuPont Fabros Technology, Inc. (6)                          1.01%            55         31.09        1,710
EPR         EPR Properties (6)                                          0.99%            29         57.74        1,674
GEO         The GEO Group, Inc. (6)                                     1.01%            61         27.98        1,707
HPT         Hospitality Properties Trust (6)                            1.00%            67         25.22        1,690
HST         Host Hotels & Resorts, Inc. (6)                             1.00%           117         14.55        1,702
LAMR        Lamar Advertising Company (6)                               0.99%            28         60.13        1,684
LXP         Lexington Realty Trust (6)                                  1.00%           215          7.91        1,701
LPT         Liberty Property Trust (6)                                  1.01%            55         31.02        1,706
LTC         LTC Properties, Inc. (6)                                    1.00%            39         43.35        1,691
MFA         MFA Financial, Inc. (6)                                     1.00%           254          6.68        1,697
NHI         National Health Investors, Inc. (6)                         1.00%            28         60.88        1,705
PKY         Parkway Properties, Inc. (6)                                1.00%           113         15.08        1,704
PRA         ProAssurance Corporation                                    2.01%            71         48.10        3,415
RLJ         RLJ Lodging Trust (6)                                       1.01%            82         20.80        1,706
RHP         Ryman Hospitality Properties, Inc. (6)                      1.00%            35         48.45        1,696
SIR         Select Income REIT (6)                                      1.00%            86         19.76        1,699
HCN         Welltower Inc. (6)                                          1.00%            25         67.94        1,698

                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series
                                    FT 5940


 At the Opening of Business on the Initial Date of Deposit-January 8, 2016



                                                                      Percentage
                                                                     of Aggregate     Number       Market       Cost of
Ticker Symbol and                                                      Offering         of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price        Shares        Share     the Trust (2)
___________________________________                                   ___________     ______      ________    _____________
Health Care (2.00%):
GSK         GlaxoSmithKline Plc (ADR) +                                 2.00%            87       $ 39.01     $  3,394
Industrials (9.99%):
AYR         Aircastle Limited +                                         2.00%           171         19.85        3,394
CAT         Caterpillar Inc.                                            2.00%            53         63.94        3,389
PCAR        PACCAR Inc                                                  1.99%            74         45.75        3,385
RRD         R.R. Donnelley & Sons Company                               2.00%           257         13.23        3,400
SSW         Seaspan Corporation +                                       2.00%           239         14.23        3,401
Information Technology (7.99%):
AUO         AU Optronics Corp. (ADR) +                                  2.00%         1,282          2.65        3,397
STX         Seagate Technology Plc +                                    1.99%            98         34.54        3,385
SPIL        Siliconware Precision Industries Co., Ltd. (ADR) +          2.00%           443          7.66        3,393
UMC         United Microelectronics Corporation (ADR) +                 2.00%         1,998          1.70        3,397
Materials (4.01%):
UFS         Domtar Corporation +                                        2.01%           101         33.72        3,406
OLN         Olin Corporation                                            2.00%           207         16.44        3,403
Telecommunication Services (13.98%):
T           AT&T Inc.                                                   1.99%           101         33.51        3,384
BCE         BCE Inc. +                                                  2.00%            89         38.20        3,400
CTL         CenturyLink, Inc.                                           2.00%           140         24.22        3,391
CHT         Chunghwa Telecom Co., Ltd. (ADR) +                          2.00%           115         29.57        3,400
SKM         SK Telecom Co., Ltd. (ADR) +                                2.00%           174         19.55        3,402
VZ          Verizon Communications Inc.                                 2.00%            75         45.27        3,395
VOD         Vodafone Group Plc (ADR) +                                  1.99%           107         31.63        3,384
Utilities (12.00%):
CIG         Companhia Energetica de Minas Gerais-CEMIG                  2.00%         2,807          1.21        3,396
            (ADR) +
FE          FirstEnergy Corp.                                           2.01%           110         31.00        3,410
HNP         Huaneng Power International, Inc. (ADR) +                   1.99%           100         33.85        3,385
NGG         National Grid Plc (ADR) +                                   2.00%            49         69.26        3,394
OTTR        Otter Tail Corporation                                      2.01%           129         26.42        3,408
SO          The Southern Company                                        1.99%            72         46.97        3,382
                                                                      _______                                 ________
                 Total Investments                                    100.00%                                 $169,806
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

            Target Growth Portfolio, 1st Quarter 2016 Series
                                 FT 5940


 At the Opening of Business on the Initial Date of Deposit-January 8, 2016


                                                                         Percentage    Number      Market          Cost of
Ticker Symbol and                                                       of Aggregate     of       Value per     Securities to
Name of Issuer of Securities (1)(4)                                    Offering Price  Shares       Share       the Trust (2)
___________________________________                                    ______________  ______     __________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (19.97%):
EXPE      Expedia, Inc.                                                  3.29%          40        $  114.81     $  4,592
HD        The Home Depot, Inc.                                           3.33%          37           125.40        4,640
LB        L Brands, Inc.                                                 3.32%          48            96.52        4,633
LEA       Lear Corporation                                               3.35%          43           108.59        4,669
NVR       NVR, Inc. *                                                    3.34%           3         1,552.32        4,657
SBUX      Starbucks Corporation                                          3.34%          82            56.69        4,649
Consumer Staples (16.69%):
MO        Altria Group, Inc.                                             3.34%          80            58.14        4,651
CLX       The Clorox Company                                             3.34%          37           125.64        4,649
STZ       Constellation Brands, Inc. (Class A)                           3.33%          31           149.61        4,638
DPS       Dr Pepper Snapple Group, Inc.                                  3.35%          50            93.29        4,664
KR        The Kroger Co.                                                 3.33%         113            41.07        4,641
Financials (3.28%):
FDS       FactSet Research Systems Inc.                                  3.28%          30           152.51        4,575
Health Care (16.68%):
GILD      Gilead Sciences, Inc.                                          3.32%          48            96.25        4,620
ISRG      Intuitive Surgical, Inc. *                                     3.47%           9           536.90        4,832
REGN      Regeneron Pharmaceuticals, Inc. *                              3.24%           9           501.96        4,518
TARO      Taro Pharmaceutical Industries Ltd. +*                         3.33%          30           154.74        4,642
UTHR      United Therapeutics Corporation *                              3.32%          32           144.42        4,621
Industrials (20.10%):
AYI       Acuity Brands, Inc.                                            3.37%          21           223.84        4,701
ALK       Alaska Air Group, Inc.                                         3.34%          63            73.99        4,661
AAL       American Airlines Group Inc.                                   3.34%         115            40.45        4,652
JBLU      JetBlue Airways Corporation *                                  3.34%         224            20.78        4,655
LMT       Lockheed Martin Corporation                                    3.37%          22           213.29        4,692
LUV       Southwest Airlines Co.                                         3.34%         111            41.95        4,656
Information Technology (19.99%):
ATVI      Activision Blizzard, Inc.                                      3.33%         128            36.27        4,643
AVGO      Avago Technologies Limited +                                   3.33%          36           129.05        4,646
CDW       CDW Corporation                                                3.33%         117            39.69        4,644
SABR      Sabre Corporation                                              3.33%         177            26.25        4,646
TXN       Texas Instruments Incorporated                                 3.34%          90            51.70        4,653
TSS       Total System Services, Inc.                                    3.33%         100            46.45        4,645
Materials (3.29%):
SHW       The Sherwin-Williams Company                                   3.29%          19           241.57        4,590
                                                                       _______                                  ________
                  Total Investments                                    100.00%                                  $139,375
                                                                       =======                                  ========
___________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

             Target Triad Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                        Percentage
                                                                       of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                        Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price        Shares        Share     the Trust (2)
___________________________________                                    ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (15.78%):
EXPE      Expedia, Inc.                                                  2.02%          41         $  114.81   $  4,707
FCAU      Fiat Chrysler Automobiles N.V. +*                              0.40%         113              8.26        933
F         Ford Motor Company                                             0.75%         138             12.70      1,753
GME       GameStop Corp. (Class A)                                       0.76%          62             28.45      1,764
HD        The Home Depot, Inc.                                           1.99%          37            125.40      4,640
LB        L Brands, Inc.                                                 1.98%          48             96.52      4,633
LEA       Lear Corporation                                               2.00%          43            108.59      4,669
NVR       NVR, Inc. *                                                    1.99%           3          1,552.32      4,657
RCII      Rent-A-Center, Inc.                                            0.75%         122             14.41      1,758
SSI       Stage Stores, Inc.                                             0.75%         197              8.90      1,753
SBUX      Starbucks Corporation                                          1.99%          82             56.69      4,649
TM        Toyota Motor Corporation (ADR) +                               0.40%           8            115.57        925
Consumer Staples (12.99%):
MO        Altria Group, Inc.                                             1.99%          80             58.14      4,651
ANDE      The Andersons, Inc.                                            0.75%          59             29.59      1,746
ADM       Archer-Daniels-Midland Company                                 0.75%          51             34.52      1,761
CLX       The Clorox Company                                             1.99%          37            125.64      4,649
STZ       Constellation Brands, Inc. (Class A)                           1.99%          31            149.61      4,638
DPS       Dr Pepper Snapple Group, Inc.                                  2.00%          50             93.29      4,665
KR        The Kroger Co.                                                 2.01%         114             41.07      4,682
NUS       Nu Skin Enterprises, Inc. (Class A)                            0.76%          52             33.99      1,767
UVV       Universal Corporation                                          0.75%          33             52.90      1,746
Energy (6.60%):
BRS       Bristow Group Inc.                                             0.75%          79             22.10      1,746
CNQ       Canadian Natural Resources Limited +                           0.40%          48             19.55        938
SNP       China Petroleum & Chemical Corporation (Sinopec)(ADR) +        0.39%          17             53.71        913
CEO       CNOOC Limited (ADR) +                                          0.42%          10             97.49        975
E         Eni SpA (ADR) +                                                0.40%          33             28.20        931
GLNG      Golar LNG Limited +                                            0.75%         116             15.13      1,755
HP        Helmerich & Payne, Inc.                                        0.75%          36             48.51      1,746
NOV       National Oilwell Varco, Inc.                                   0.75%          57             30.74      1,752
PTR       PetroChina Company Limited (ADR) +                             0.40%          16             58.90        942
RDS/A     Royal Dutch Shell Plc (ADR) +                                  0.40%          22             42.12        927
SSL       Sasol Limited (ADR) +                                          0.40%          39             24.11        940
STO       Statoil ASA (ADR) +                                            0.40%          73             12.76        931
TOT       Total S.A. (ADR) +                                             0.39%          22             41.63        916

                    Schedule of Investments (cont'd.)

             Target Triad Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                        Percentage
                                                                       of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                        Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price        Shares        Share     the Trust (2)
___________________________________                                    _____________   ______      _________   _____________
Financials (8.62%):
BBVA     Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                   0.40%         136         $    6.85   $    932
BLX      Banco Latinoamericano de Comercio Exterior, S.A. +              0.75%          72             24.23      1,745
SAN      Banco Santander S.A. (ADR) +                                    0.40%         211              4.42        933
CNA      CNA Financial Corporation                                       0.76%          52             33.93      1,764
CS       Credit Suisse Group AG (ADR) +                                  0.40%          46             20.24        931
FDS      FactSet Research Systems Inc.                                   2.02%          31            152.51      4,728
HCI      HCI Group, Inc.                                                 0.75%          54             32.48      1,754
HSBC     HSBC Holdings Plc (ADR) +                                       0.40%          26             36.39        946
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +             0.40%         156              5.99        934
MFG      Mizuho Financial Group, Inc. (ADR) +                            0.40%         239              3.90        932
NMR      Nomura Holdings, Inc. (ADR) +                                   0.40%         174              5.38        936
SHG      Shinhan Financial Group Co., Ltd. (ADR) +                       0.39%          29             31.80        922
STC      Stewart Information Services Corporation                        0.75%          50             35.18      1,759
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR) +                   0.40%         128              7.30        934
Health Care (13.02%):
ANTM     Anthem, Inc.                                                    0.75%          13            135.43      1,761
GILD     Gilead Sciences, Inc.                                           2.02%          49             96.25      4,716
ISRG     Intuitive Surgical, Inc. *                                      2.07%           9            536.90      4,832
MRK      Merck & Co., Inc.                                               0.76%          34             51.96      1,767
PFE      Pfizer Inc.                                                     0.75%          56             31.40      1,758
DGX      Quest Diagnostics Incorporated                                  0.76%          26             68.15      1,772
REGN     Regeneron Pharmaceuticals, Inc. *                               1.94%           9            501.96      4,518
TARO     Taro Pharmaceutical Industries Ltd. +*                          1.99%          30            154.74      4,642
UTHR     United Therapeutics Corporation *                               1.98%          32            144.42      4,621
Industrials (15.01%):
AYI      Acuity Brands, Inc.                                             2.01%          21            223.84      4,701
ALK      Alaska Air Group, Inc.                                          2.00%          63             73.99      4,661
AAL      American Airlines Group Inc.                                    2.01%         116             40.45      4,692
CPA      Copa Holdings S.A. +                                            0.75%          38             45.96      1,746
CMRE     Costamare Inc. +                                                0.75%         206              8.50      1,751
GMT      GATX Corporation                                                0.74%          46             37.74      1,736
JBLU     JetBlue Airways Corporation *                                   2.00%         225             20.78      4,676
LMT      Lockheed Martin Corporation                                     2.01%          22            213.29      4,692
SSW      Seaspan Corporation +                                           0.75%         123             14.23      1,750
LUV      Southwest Airlines Co.                                          1.99%         111             41.95      4,656

                    Schedule of Investments (cont'd.)

             Target Triad Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                        Percentage
                                                                       of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                        Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price        Shares        Share     the Trust (2)
___________________________________                                    _____________   ______      _________   _____________
Information Technology (14.99%):
ATVI     Activision Blizzard, Inc.                                       2.00%         129         $   36.27   $  4,679
AVGO     Avago Technologies Limited +                                    1.99%          36            129.05      4,646
AVX      AVX Corporation                                                 0.75%         159             11.00      1,749
CDW      CDW Corporation                                                 2.01%         118             39.69      4,683
CMTL     Comtech Telecommunications Corp.                                0.75%          93             18.88      1,756
SABR     Sabre Corporation                                               2.00%         178             26.25      4,673
TXN      Texas Instruments Incorporated                                  1.99%          90             51.70      4,653
TSS      Total System Services, Inc.                                     2.01%         101             46.45      4,691
WDC      Western Digital Corporation                                     0.74%          30             57.83      1,735
XRX      Xerox Corporation                                               0.75%         177              9.87      1,747
Materials (6.17%):
BHP      BHP Billiton Limited (ADR) +                                    0.40%          42             22.46        943
CF       CF Industries Holdings, Inc.                                    0.75%          51             34.14      1,741
UFS      Domtar Corporation +                                            0.75%          52             33.72      1,753
MEOH     Methanex Corporation +                                          0.75%          63             27.80      1,751
MOS      The Mosaic Company                                              0.75%          69             25.53      1,762
PKX      POSCO (ADR) +                                                   0.40%          28             33.67        943
RIO      Rio Tinto Plc (ADR) +                                           0.40%          36             25.81        929
SHW      The Sherwin-Williams Company                                    1.97%          19            241.57      4,590
Telecommunication Services (3.82%):
T        AT&T Inc.                                                       0.75%          52             33.51      1,743
NTT      Nippon Telegraph and Telephone Corporation (ADR) +              0.40%          23             40.20        925
ORAN     Orange (ADR) +                                                  0.40%          56             16.61        930
TDS      Telephone and Data Systems, Inc.                                0.75%          74             23.74      1,757
TU       TELUS Corporation +                                             0.76%          66             26.72      1,764
VZ       Verizon Communications Inc.                                     0.76%          39             45.27      1,766
Utilities (3.00%):
AES      The AES Corporation                                             0.75%         195              9.00      1,755
NRG      NRG Energy, Inc.                                                0.75%         156             11.26      1,757
OGE      OGE Energy Corp.                                                0.75%          69             25.23      1,741
PEG      Public Service Enterprise Group Incorporated                    0.75%          45             38.81      1,746
                                                                       _______                                 ________
         Total Investments                                             100.00%                                 $233,464
                                                                       =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

              Target VIP Portfolio, 1st Quarter 2016 Series
                                 FT 5940


At the Opening of Business on the Initial Date of Deposit-January 8, 2016


                                                                        Percentage
                                                                       of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                        Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price        Shares        Share     the Trust (2)
___________________________________                                    ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.73%):
AZO          AutoZone, Inc. *                                            0.65%             8       $  735.96   $  5,888
CPS          Cooper-Standard Holdings Inc. *                             0.63%            75           76.07      5,705
EXPE         Expedia, Inc.                                               0.29%            23          114.81      2,641
GTN          Gray Television, Inc. *                                     0.47%           306           13.95      4,269
HRB          H&R Block, Inc.                                             0.23%            65           32.72      2,127
HD           The Home Depot, Inc.                                        3.50%           254          125.40     31,852
IBP          Installed Building Products, Inc. *                         0.34%           142           21.89      3,108
ISLE         Isle of Capri Casinos, Inc. *                               0.27%           185           13.21      2,444
LGIH         LGI Homes, Inc. *                                           0.21%            89           21.67      1,929
NLS          Nautilus, Inc. *                                            0.31%           141           19.90      2,806
NFLX         Netflix, Inc. *                                             0.88%            70          114.56      8,019
NKE          NIKE, Inc. (Class B)                                        1.78%           271           59.85     16,219
NVR          NVR, Inc. *                                                 0.17%             1        1,552.32      1,552
ORLY         O'Reilly Automotive, Inc. *                                 0.42%            16          240.17      3,843
ROST         Ross Stores, Inc.                                           0.38%            65           53.76      3,494
SBUX         Starbucks Corporation                                       3.35%           539           56.69     30,556
TJX          The TJX Companies, Inc.                                     1.41%           183           69.99     12,808
ULTA         Ulta Salon, Cosmetics & Fragrance, Inc. *                   0.20%            10          182.98      1,830
VIV FP       Vivendi #                                                   0.83%           367           20.66      7,584
WWE          World Wrestling Entertainment, Inc.                         0.27%           150           16.32      2,448
ZAGG         ZAGG Inc *                                                  0.14%           119           10.36      1,233
Consumer Staples (5.85%):
MO           Altria Group, Inc.                                          1.54%           241           58.14     14,012
CASY         Casey's General Stores, Inc.                                0.17%            13          116.96      1,520
CLX          The Clorox Company                                          0.22%            16          125.64      2,010
COKE         Coca-Cola Bottling Co. Consolidated                         0.18%             9          177.43      1,597
EL           The Estee Lauder Companies Inc.                             0.25%            27           83.33      2,250
HRL          Hormel Foods Corporation                                    0.45%            52           78.63      4,089
LANC         Lancaster Colony Corporation                                0.18%            14          116.19      1,627
MDLZ         Mondelez International, Inc.                                1.23%           269           41.59     11,188
FIZZ         National Beverage Corp. *                                   0.17%            37           41.02      1,518
RAI          Reynolds American Inc.                                      1.46%           281           47.23     13,272
Energy (5.27%):
BP/ LN       BP Plc #                                                    0.83%         1,546            4.91      7,584
ENI IM       Eni SpA #                                                   0.83%           535           14.17      7,579
MPC          Marathon Petroleum Corporation                              0.40%            76           47.99      3,647
RDSB LN      Royal Dutch Shell Plc (Class B) #                           0.83%           364           20.80      7,573
STL NO       StatoilHydro ASA #                                          0.83%           590           12.84      7,575
TSO          Tesoro Corporation                                          0.20%            17          107.03      1,819
FP FP        Total S.A. #                                                0.83%           181           41.78      7,561
VLO          Valero Energy Corporation                                   0.52%            66           72.09      4,758
Financials (17.18%):
AXP          American Express Company                                    3.33%           475           63.84     30,324
ABCB         Ameris Bancorp                                              0.49%           141           31.54      4,447
CUBI         Customers Bancorp, Inc. *                                   0.33%           118           25.35      2,991
FCB          FCB Financial Holdings, Inc. (Class A) *                    0.60%           163           33.64      5,483
HSBA LN      HSBC Holdings Plc #                                         0.83%         1,050            7.22      7,582

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 1st Quarter 2016 Series
                                    FT 5940


   At the Opening of Business on the Initial Date of Deposit-January 8, 2016



                                                                        Percentage
                                                                       of Aggregate    Number       Market         Cost of
Ticker Symbol and                                                        Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price        Shares        Share      the Trust (2)
___________________________________                                    ____________    ______      _________   ______________
Financials (cont'd.):
INTL         INTL FCStone Inc. *                                         0.29%            85       $   31.18   $  2,650
KRNY         Kearny Financial Corp.                                      0.56%           411           12.34      5,072
LGEN LN      Legal & General Group Plc #                                 0.83%         2,111            3.59      7,583
MCO          Moody's Corporation                                         1.23%           121           92.72     11,219
NDA SS       Nordea Bank AB #                                            0.83%           722           10.50      7,578
PGR          The Progressive Corporation                                 1.17%           349           30.53     10,655
SEBA SS      Skandinaviska Enskilda Banken AB (Class A) #                0.83%           779            9.73      7,578
SHBA SS      Svenska Handelsbanken AB #                                  0.83%           606           12.50      7,577
SWEDA SS     Swedbank AB (Class A) #                                     0.83%           362           20.95      7,583
TMK          Torchmark Corporation                                       0.45%            74           54.97      4,068
TRV          The Travelers Companies, Inc.                               3.33%           285          106.44     30,335
WD           Walker & Dunlop, Inc. *                                     0.42%           139           27.37      3,804
Health Care (10.29%):
ADPT         Adeptus Health Inc. (Class A) *                             0.40%            64           57.22      3,662
AFAM         Almost Family, Inc. *                                       0.19%            43           39.94      1,717
AHS          AMN Healthcare Services, Inc. *                             0.66%           214           27.88      5,966
CBM          Cambrex Corporation *                                       0.17%            36           42.68      1,536
CHE          Chemed Corporation                                          0.17%            11          141.46      1,556
CYNO         Cynosure, Inc. *                                            0.45%           100           41.08      4,108
EBS          Emergent BioSolutions Inc. *                                0.70%           175           36.40      6,370
GILD         Gilead Sciences, Inc.                                       4.91%           464           96.25     44,660
GSK LN       GlaxoSmithKline Plc #                                       0.83%           387           19.59      7,581
LHCG         LHC Group, Inc. *                                           0.37%            78           43.50      3,393
PMC          PharMerica Corporation *                                    0.50%           134           33.78      4,526
PRSC         The Providence Service Corporation *                        0.35%            67           47.21      3,163
SUPN         Supernus Pharmaceuticals, Inc. *                            0.29%           209           12.78      2,671
VAR          Varian Medical Systems, Inc. *                              0.13%            15           76.80      1,152
WAT          Waters Corporation *                                        0.17%            12          128.82      1,546
Industrials (12.11%):
MMM          3M Company                                                  3.33%           215          140.97     30,309
ALK          Alaska Air Group, Inc.                                      0.21%            26           73.99      1,924
AMWD         American Woodmark Corporation *                             0.17%            22           70.94      1,561
BBSI         Barrett Business Services, Inc.                             0.14%            32           40.43      1,294
BA           The Boeing Company                                          3.33%           228          133.01     30,326
CTAS         Cintas Corporation                                          0.33%            34           86.88      2,954
FIX          Comfort Systems USA, Inc.                                   0.49%           165           26.95      4,447
DY           Dycom Industries, Inc. *                                    0.17%            22           70.27      1,546
EXPD         Expeditors International of Washington, Inc.                0.28%            59           42.66      2,517
HA           Hawaiian Holdings, Inc. *                                   0.17%            47           32.28      1,517
NSP          Insperity, Inc.                                             0.55%           104           48.00      4,992
JBLU         JetBlue Airways Corporation *                               0.17%            73           20.78      1,517
JBT          John Bean Technologies Corporation                          0.66%           127           47.54      6,038
NOC          Northrop Grumman Corporation                                1.18%            57          188.11     10,722
PATK         Patrick Industries, Inc. *                                  0.30%            66           40.53      2,675
UFPI         Universal Forest Products, Inc.                             0.63%            88           65.45      5,760

                    Schedule of Investments (cont'd.)

              Target VIP Portfolio, 1st Quarter 2016 Series
                                 FT 5940


At the Opening of Business on the Initial Date of Deposit-January 8, 2016


                                                                        Percentage
                                                                       of Aggregate    Number        Market       Cost of
Ticker Symbol and                                                        Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                        Price       Shares        Share     the Trust (2)
___________________________________                                    ____________    ______      _________   _____________
Information Technology (25.32%):
ATVI         Activision Blizzard, Inc.                                   0.48%           119       $   36.27   $  4,316
GOOGL        Alphabet Inc. (Class A) *                                   8.06%            99          741.00     73,359
ANGI         Angie's List, Inc. *                                        0.27%           264            9.39      2,479
AAPL         Apple Inc.                                                  3.33%           314           96.45     30,285
AAOI         Applied Optoelectronics, Inc. *                             0.13%            76           15.29      1,162
AVGO         Avago Technologies Limited +                                0.65%            46          129.05      5,936
EBIX         Ebix, Inc.                                                  0.48%           151           29.10      4,394
PLUS         ePlus inc. *                                                0.33%            32           93.13      2,980
EXLS         ExlService Holdings, Inc. *                                 0.68%           146           42.52      6,208
GIMO         Gigamon Inc. *                                              0.38%           151           23.13      3,493
GPN          Global Payments Inc.                                        0.18%            26           61.36      1,595
IIVI         II-VI Incorporated *                                        0.50%           268           16.99      4,553
IDTI         Integrated Device Technology, Inc. *                        0.17%            61           24.95      1,522
INTC         Intel Corporation                                           2.74%           784           31.84     24,963
INTU         Intuit Inc.                                                 1.93%           186           94.44     17,566
JKHY         Jack Henry & Associates, Inc.                               0.17%            20           76.88      1,538
MANH         Manhattan Associates, Inc. *                                0.17%            26           59.87      1,557
NVDA         NVIDIA Corporation                                          0.66%           199           30.28      6,025
PLAB         Photronics, Inc. *                                          0.38%           284           12.04      3,419
STX          Seagate Technology Plc +                                    0.79%           208           34.54      7,184
SYKE         Sykes Enterprises, Incorporated *                           0.60%           187           29.31      5,481
TXN          Texas Instruments Incorporated                              0.96%           168           51.70      8,686
TSS          Total System Services, Inc.                                 0.19%            37           46.45      1,719
VRSN         VeriSign, Inc. *                                            0.88%            99           80.55      7,974
XLNX         Xilinx, Inc.                                                0.21%            43           43.83      1,885
Materials (2.00%):
BLT LN       BHP Billiton Plc #                                          0.83%           775            9.79      7,584
RIO LN       Rio Tinto Plc #                                             0.83%           293           25.87      7,581
USCR         U.S. Concrete, Inc. *                                       0.34%            65           47.46      3,085
Telecommunication Services (2.23%):
TEL NO       Telenor ASA #                                               0.83%           471           16.09      7,578
VOD LN       Vodafone Group Plc #                                        0.83%         2,392            3.17      7,582
VG           Vonage Holdings Corp. *                                     0.57%           978            5.34      5,222
Utilities (3.02%):
EDF FP       Electricite de France S.A. #                                0.83%           555           13.65      7,578
ENGI FP      Engie #                                                     0.83%           453           16.74      7,583
ES           Eversource Energy                                           0.12%            21           51.14      1,074
NEE          NextEra Energy, Inc.                                        0.35%            30          104.70      3,141
SCG          SCANA Corporation                                           0.06%             9           60.95        549
SSE LN       SSE Plc #                                                   0.83%           351           21.62      7,589
                                                                       _______                                 ________
                  Total Investments                                    100.00%                                 $910,194
                                                                       =======                                 ========
_________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

       Value Line(R) Target 25 Portfolio, 1st Quarter 2016 Series
                                 FT 5940


                    At the Opening of Business on the
                 Initial Date of Deposit-January 8, 2016


                                                                        Percentage
                                                                       of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                        Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price        Shares        Share     the Trust (2)
___________________________________                                    ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (43.69%):
HD          The Home Depot, Inc.                                        20.96%         249         $  125.40   $ 31,225
NKE         NIKE, Inc. (Class B)                                        10.65%         265             59.85     15,860
NVR         NVR, Inc. *                                                  1.04%           1          1,552.32      1,552
SBUX        Starbucks Corporation                                       11.04%         290             56.69     16,440
Consumer Staples (15.53%):
CASY        Casey's General Stores, Inc.                                 1.02%          13            116.96      1,520
COKE        Coca-Cola Bottling Co. Consolidated                          1.07%           9            177.43      1,597
HRL         Hormel Foods Corporation                                     2.69%          51             78.63      4,010
LANC        Lancaster Colony Corporation                                 1.01%          13            116.19      1,510
FIZZ        National Beverage Corp. *                                    1.02%          37             41.02      1,518
RAI         Reynolds American Inc.                                       8.72%         275             47.23     12,988
Health Care (2.04%):
CBM         Cambrex Corporation *                                        1.00%          35             42.68      1,494
CHE         Chemed Corporation                                           1.04%          11            141.46      1,556
Industrials (5.30%):
ALK         Alaska Air Group, Inc.                                       1.24%          25             73.99      1,850
AMWD        American Woodmark Corporation *                              1.00%          21             70.94      1,490
DY          Dycom Industries, Inc. *                                     1.04%          22             70.27      1,546
HA          Hawaiian Holdings, Inc. *                                    1.02%          47             32.28      1,517
JBLU        JetBlue Airways Corporation *                                1.00%          72             20.78      1,496
Information Technology (33.44%):
GOOGL       Alphabet Inc. (Class A) *                                   24.88%          50            741.00     37,050
GPN         Global Payments Inc.                                         1.07%          26             61.36      1,595
IDTI        Integrated Device Technology, Inc. *                         1.01%          60             24.95      1,497
JKHY        Jack Henry & Associates, Inc.                                1.03%          20             76.88      1,538
MANH        Manhattan Associates, Inc. *                                 1.01%          25             59.87      1,497
NVDA        NVIDIA Corporation                                           2.18%         107             30.28      3,240
TSS         Total System Services, Inc.                                  1.12%          36             46.45      1,672
VRSN        VeriSign, Inc. *                                             1.14%          21             80.55      1,692
                                                                       _______                                 ________
                 Total Investments                                     100.00%                                 $148,950
                                                                       =======                                 ========
___________

See "Notes to Schedules of Investments" on page 46.

Page 45


                     NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 8, 2016. Such purchase contracts are expected to settle within three business days.

(2 )The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                          Cost of Securities   Profit
                                                                          to Sponsor           (Loss)
                                                                          __________________   _________
The Dow(R) Target 5 Portfolio, 1st Quarter 2016 Series ................   $152,108             $  (907)
The Dow(R) Target Dividend Portfolio, 1st Quarter 2016 Series .........    174,108              (1,114)
Global Target 15 Portfolio, 1st Quarter 2016 Series ...................    177,549              (2,978)
S&P Target 24 Portfolio, 1st Quarter 2016 Series ......................    149,106                (632)
S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series .................    145,557              (1,313)
Target Diversified Dividend Portfolio, 1st Quarter 2016 Series ........    142,082                (843)
Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series .....    284,843              (3,275)
Target Double Play Portfolio, 1st Quarter 2016 Series .................    299,605              (2,195)
Target Focus Four Portfolio, 1st Quarter 2016 Series ..................    468,380              (3,585)
Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series .....    171,355              (1,549)
Target Growth Portfolio, 1st Quarter 2016 Series ......................    140,293                (918)
Target Triad Portfolio, 1st Quarter 2016 Series .......................    234,933              (1,469)
Target VIP Portfolio, 1st Quarter 2016 Series .........................    918,213              (8,019)
Value Line(R) Target 25 Portfolio, 1st Quarter 2016 Series ............    150,188              (1,238)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:

  The Dow(R) Target Dividend Portfolio, 1st Quarter 2016 Series, 10.00%
   (consisting of Ireland, 5.00% and Switzerland, 5.00%)

  S&P Target 24 Portfolio, 1st Quarter 2016 Series, 4.72%
   (consisting of Ireland, 4.72%)

  S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series, 4.42%
   (consisting of Bermuda, 4.42%)

  Target Diversified Dividend Portfolio, 1st Quarter 2016 Series, 20.03%
   (consisting of Bermuda, 2.50%; Canada, 7.51%; Greece, 2.50%; Hong Kong,
    2.50% and Panama, 5.02%)

  Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series, 49.19%
   (consisting of Australia, 1.25%; Bermuda, 0.62%; Canada, 1.87%; China,
    6.68%; France, 5.00%; Greece, 0.62%; Hong Kong, 2.30%; Ireland, 1.25%;
    Italy, 1.25%; The Netherlands, 1.25%; Norway, 2.50%; Panama, 1.25%; Sweden, 5.00%; Switzerland, 1.25% and United Kingdom, 17.10%)

  Target Double Play Portfolio, 1st Quarter 2016 Series, 4.99%
   (consisting of Ireland, 2.49% and Switzerland, 2.50%)

Page 46


  Target Focus Four Portfolio, 1st Quarter 2016 Series, 14.33%
   (consisting of Australia, 0.40%; Bermuda, 1.32%; Canada, 0.40%; China,
    1.21%; France, 0.80%; Ireland, 1.50%; Italy, 0.40%; Japan, 2.40%; The
    Netherlands, 0.40%; Norway, 0.40%; South Africa, 0.40%; South Korea, 0.80%; Spain, 0.80%; Switzerland, 1.90% and United Kingdom, 1.20%)

  Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series, 39.98%
   (consisting of Bermuda, 2.00%; Brazil, 2.00%; Canada, 4.01%; China, 4.00%;
    Hong Kong, 2.00%; Ireland, 1.99%; Norway, 4.00%; South Africa, 2.00%; South Korea, 2.00%; Switzerland, 1.99%; Taiwan, 8.00% and United Kingdom, 5.99%)

  Target Growth Portfolio, 1st Quarter 2016 Series, 6.66%
   (consisting of Israel, 3.33% and Singapore, 3.33%)

  Target Triad Portfolio, 1st Quarter 2016 Series, 19.98%
   (consisting of Australia, 0.40%; Bermuda, 0.75%; Canada, 2.66%; China,
    1.21%; France, 0.79%; Greece, 0.75%; Hong Kong, 0.75%; Israel, 1.99%;
    Italy, 0.40%; Japan, 2.40%; The Netherlands, 0.40%; Norway, 0.40%; Panama, 1.50%; Singapore, 1.99%; South Africa, 0.40%; South Korea, 0.79%; Spain, 0.80%; Switzerland, 0.40% and United Kingdom, 1.20%)

  Target VIP Portfolio, 1st Quarter 2016 Series, 18.04%
   (consisting of Australia, 0.83%; France, 3.32%; Ireland, 0.79%; Italy,
    0.83%; The Netherlands, 0.83%; Norway, 1.66%; Singapore, 0.65%; Sweden, 3.32% and United Kingdom, 5.81%)

(5) Securities of companies in the following sectors comprise the percentage of the investments of the Global Target 15 Portfolio, 1st Quarter 2016 Series as indicated:
  Consumer Discretionary, 20.00%; Energy, 6.66%; Financials, 33.34%; Health Care, 13.34%; Industrials, 6.66%; Information Technology, 6.67% and Telecommunication Services, 13.33%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs comprise the percentage of the investments of the Trusts as indicated:
  S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series, 5.55%
  Target Focus Four Portfolio, 1st Quarter 2016 Series, 1.65%
  Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series, 20.03%

(7) Companies in the Global Target 15 Portfolio, 1st Quarter 2016 Series are categorized by the country in which their corporate headquarters are located. This Security represents the common stock of a company incorporated in a country other than the country in which it is headquartered.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 5940, consists of 14 separate portfolios set forth below:

- Dow(R) Target 5 1Q '16 - Term 4/7/17
  (The Dow(R) Target 5 Portfolio, 1st Quarter 2016 Series)
- Dow(R) Target Dvd. 1Q '16 - Term 4/7/17
  (The Dow(R) Target Dividend Portfolio, 1st Quarter 2016 Series)
- Global Target 15 1Q '16 - Term 4/7/17
  (Global Target 15 Portfolio, 1st Quarter 2016 Series)
- S&P Target 24 1Q '16 - Term 4/7/17
  (S&P Target 24 Portfolio, 1st Quarter 2016 Series)
- S&P Target SMid 60 1Q '16 - Term 4/7/17
  (S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series)
- Target Divsd. Dvd. 1Q '16 - Term 4/7/17
  (Target Diversified Dividend Portfolio, 1st Quarter 2016 Series)
- Target Dvd. Multi-Strat. 1Q '16 - Term 4/7/17
  (Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series)
- Target Dbl. Play 1Q '16 - Term 4/7/17
  (Target Double Play Portfolio, 1st Quarter 2016 Series)
- Target Focus 4 1Q '16 - Term 4/7/17
  (Target Focus Four Portfolio, 1st Quarter 2016 Series)
- Target Global Dvd. Leaders 1Q '16 - Term 4/7/17
  (Target Global Dividend Leaders Portfolio, 1st Quarter 2016 Series)
- Target Growth 1Q '16 - Term 4/7/17
  (Target Growth Portfolio, 1st Quarter 2016 Series)
- Target Triad 1Q '16 - Term 4/7/17
  (Target Triad Portfolio, 1st Quarter 2016 Series)
- Target VIP 1Q '16 - Term 4/7/17
  (Target VIP Portfolio, 1st Quarter 2016 Series)
- Value Line(R) Target 25 1Q '16 - Term 4/7/17
  (Value Line(R) Target 25 Portfolio, 1st Quarter 2016 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

       The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The
Dow(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Value Trust.


           The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on

Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

                Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


               S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

      - Price to cash flow;
      - 12-month change in return on assets; and
      - 3-month price appreciation.

Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


           Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $250 million;
      - Minimum three-month average daily trading volume of $1.5 million; and
      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

      - Indicated dividend yield - 50%;
      - Price-to-book - 25%; and
      - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major S&P Global Industry Classification Standard ("GICS(R)") market sectors with the highest combined ranking on the three factors. In the event of a tie, the stock with the better price-to-book ratio is selected.

         Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

- Approximately 25% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the Global Target 15 Strategy; and

- Approximately 25% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively. The Securities which comprise the European Target 20 Strategy were selected as follows:

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend
Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that
Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks
1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R)<Default
Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), and the stocks of companies whose shares are not listed on a U.S. securities exchange are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value
Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the
S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P
Target SMid 60 Portfolio" and "Double Play Portfolio," respectively. The Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

      - Price-to-book; and
      - Price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

         Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

      - Domestic equity - all U.S. stocks.
      - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.
      - REITs - all U.S. REITs.

Step 2: Registered investment companies and limited partnerships are excluded from all universes. REITs are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

      - Market capitalization greater than $1 billion.
      - Three-month average daily trading volume greater than $1 million.
      - Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings, subject to a maximum of four stocks from any one of the ten major market sectors for both the domestic and international equity universes. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

      - 40% domestic equity.
      - 40% international equity.
      - 20% REITs.

                  Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $6 billion;

      - Minimum three month average daily trading volume of $5 million;
        and
      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);
      - Change in return on assets; and
      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major GICS(R) market sectors. In the event of a tie, the stock with the higher sustainable growth rate is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                  Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25
Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                   Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the European Target 20 Strategy, the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Dividend Multi-Strategy Portfolio," "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R) (excluding limited partnerships, American Depositary
Receipts/ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

                       Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.


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"Value Line," "The Value Line Investment Survey" and "Timeliness" are
trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the
Russell 3000(R) Index, S&P 500(R) Index, S&P 1000(R) Index, S&P MidCap 400(R) Index, S&P SmallCap 600(R) Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Four of the Securities in the S&P Target 24 Portfolio and two of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 43.52% and 45.84%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Page 57


Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.


Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors you should understand the risks of an investment in such sectors.

The Dow(R) Target 5 Portfolio is concentrated in stocks of health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio, the S&P Target SMid 60 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target Focus Four Portfolio are concentrated in stocks of financial companies. The S&P Target 24 Portfolio, the Target Double Play Portfolio, the Target Growth Portfolio and the Target Triad Portfolio are concentrated in stocks of consumer product companies. The Target VIP Portfolio is concentrated in stocks of information technology companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of consumer product and information technology companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.

Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Furthermore, participants may be subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Recently enacted laws and regulations, and proposed legislation, call for swift government intervention into the financial markets. The Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank") established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert


Page 58


appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a nonbank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the Federal Reserve Board ("FRB"), the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Health Care. General risks of health care companies involve extensive competition, generic drug sales, the loss of patent protection, product liability litigation and evolving government regulation. For example, the Health Care and Education Affordability Reconciliation Act of 2010 (the "Act"), passed into law in March 2010, has had and will continue to have a significant impact on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure requires most Americans to purchase health


Page 60


insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. The Act also regulates private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will continue to take place over the next several years and has initially been met with significant setbacks. Implementation of the Act could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The long-term effects of the Act and any other legislative proposals on the health care sector remain uncertain and cannot be predicted. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that a product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.


China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is one of 28 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.


Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.


American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio and Target VIP Portfolio is maintained by:
Hongkong and Shanghai Banking Corporation for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc. or Reynolds American Inc., or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

           Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400(R) (the most widely used index for mid-size companies) and the S&P SmallCap 600(R) (an index of 600 U.S. small-cap companies), where the

S&P MidCap 400(R) represents approximately 70% of the index and S&P SmallCap 600(R) represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.


                                        COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
      (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                         Hypothetical Strategy Total Returns(1)(4)


                         The Dow(R)                                                       Target             Target
         The Dow(R)        Target          Global             S&P         S&P Target      Diversified        Dividend
          Target 5        Dividend        Target 15        Target 24      SMid 60         Dividend        Multi-Strategy
Year      Strategy        Strategy        Strategy         Strategy       Strategy        Strategy           Strategy
----     ---------       ---------        ---------        ---------      ----------      -----------     --------------
1972       18.82%
1973       17.45%
1974       -7.61%
1975       62.73%
1976       38.70%
1977        3.06%
1978       -1.42%
1979        7.28%
1980       38.52%
1981        1.13%
1982       40.83%
1983       34.08%
1984        8.44%
1985       35.81%
1986       28.12%                                            18.13%
1987        8.35%                            14.75%           1.75%
1988       18.78%                            20.74%           4.27%
1989        7.85%                            14.31%          22.30%
1990      -18.03%                             0.48%           6.41%
1991       59.61%                            39.71%          40.30%
1992       20.51%           28.68%           24.04%          -1.82%
1993       31.25%           18.18%           62.13%           8.01%
1994        5.30%           -8.55%          -10.20%           4.76%
1995       27.89%           46.86%           11.29%          38.91%         24.20%           26.94%           28.24%
1996       23.33%           16.12%           19.28%          31.21%         13.31%           15.03%           18.14%
1997       16.99%           40.57%           -8.94%          30.01%         42.22%           26.04%           20.43%
1998        9.78%            2.95%           10.93%          39.77%          4.94%           13.00%           14.43%
1999       -9.57%           -6.65%            5.98%          41.07%         24.00%           17.62%            7.41%
2000        8.12%           25.82%            2.06%           3.84%         14.17%           19.89%           12.61%
2001       -5.12%           40.62%           -1.22%         -11.07%         32.13%           29.69%           14.00%
2002      -12.95%           -0.84%          -14.46%         -19.24%         -5.22%          -10.36%          -10.88%
2003       20.04%           32.08%           35.70%          23.08%         45.52%           47.16%           36.56%
2004        9.49%           18.86%           29.03%          13.52%         23.61%           20.58%           23.65%
2005       -3.08%            2.24%           11.32%           3.60%          3.16%            2.02%            5.38%
2006       38.62%           17.58%           39.83%           1.40%         19.78%           15.47%           26.26%
2007        1.55%            1.06%           14.08%           3.14%         -9.59%           -3.81%            5.12%
2008      -50.45%          -39.55%          -43.40%         -29.43%        -37.61%          -37.03%          -45.17%
2009       17.11%           14.29%           49.07%          12.01%         60.15%           40.92%           36.49%
2010       10.02%           15.68%            9.13%          18.07%         15.16%           20.26%            9.10%
2011       16.79%            5.56%           -8.36%           6.87%         -8.76%            3.19%           -2.49%
2012        9.18%            4.90%           24.97%           7.93%         20.47%           10.81%           11.03%
2013       38.30%           28.69%           16.31%          42.21%         37.49%           31.67%           25.67%
2014       11.35%           12.81%           10.14%           6.98%         -0.21%            5.23%            5.50%
2015        7.60%           -6.06%           -6.40%           2.00%         -8.83%          -12.99%          -11.67%

                                       COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
     (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                        Hypothetical Strategy Total Returns(1)(4)

                                           Target
                           Target          Global
            Target         Focus           Dividend         Target          Target         Target         Value Line(R)
         Double Play        Four           Leaders          Growth          Triad           VIP             Target 25
Year       Strategy       Strategy         Strategy        Strategy        Strategy       Strategy           Strategy
----     -----------      ---------        --------        --------        --------       --------        -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                           32.00%
1986                                                                                                           20.23%
1987                                                                                                           16.95%
1988                                                                                                           -9.38%
1989                                                                                                           48.21%
1990                                                                                          -0.84%            3.17%
1991                                                                                          57.11%           83.79%
1992       12.24%                                                                              4.14%           -2.62%
1993       21.45%                                                                             22.09%           25.06%
1994        1.73%                                                                              2.09%           12.20%
1995       49.29%                                             29.61%                          42.93%           52.21%
1996       35.13%           26.59%                            24.96%          21.04%          38.70%           54.25%
1997       36.94%           37.28%                            41.11%          34.89%          25.85%           33.93%
1998       47.05%           31.03%            1.63%           37.13%          27.57%          51.27%           91.05%
1999       52.70%           45.16%           12.47%           33.76%          31.99%          48.82%          111.28%
2000        7.04%            9.69%            4.69%            8.36%          11.99%          -4.50%          -10.38%
2001       19.96%           20.23%            6.99%           -4.20%           4.99%         -11.26%           -0.08%
2002      -12.58%          -11.05%           -7.55%          -10.80%         -11.54%         -21.30%          -23.88%
2003       35.47%           38.90%           48.16%           34.00%          38.41%          34.79%           39.35%
2004       20.25%           21.63%           24.56%           16.71%          18.61%          13.06%           21.81%
2005       10.88%            8.93%           11.67%           17.09%          12.37%           6.78%           19.73%
2006        8.92%           14.25%           29.55%           16.82%          17.64%          11.88%            0.71%
2007       12.22%            7.02%           22.18%           19.93%          13.46%           9.27%           23.59%
2008      -45.63%          -43.35%          -30.12%          -52.52%         -47.49%         -45.89%          -51.40%
2009        8.38%           27.38%           53.37%           18.19%          27.34%          12.05%            3.15%
2010       22.06%           17.91%           20.19%           17.13%          16.45%          18.30%           28.62%
2011      -12.20%          -11.56%            0.35%          -12.53%          -8.29%          -2.03%          -29.26%
2012        9.41%           12.71%           12.75%            5.77%           7.57%          12.25%           14.22%
2013       31.17%           31.46%           25.24%           37.13%          33.31%          36.16%           34.01%
2014       11.20%            5.85%            3.13%            6.29%           4.59%           6.15%            9.99%
2015       -7.91%           -8.42%          -12.38%            8.22%           0.04%          -4.44%           -9.41%

                                       COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
                                                 Index Total Returns(4)

                      Dow
                     Jones                                                                                    Cumulative
                      U.S.                                                                      MSCI All      Interna-
                     Select                               Russell                   Hang        Country       tional
                    Dividend     S&P 500     S&P 1000     3000(R)                   Seng         World        Index
Year    DJIA(R)    Index(sm)      Index       Index       Index       FT Index      Index        Index        Returns(3)
----    --------   ---------     -------     --------     -------     --------      -----       --------      ----------
1972      18.48%                  19.00%
1973     -13.28%                 -14.69%
1974     -23.58%                 -26.47%
1975      44.75%                  37.23%
1976      22.82%                  23.93%
1977     -12.84%                  -7.16%
1978       2.79%                   6.57%
1979      10.55%                  18.61%
1980      22.17%                  32.50%
1981      -3.57%                  -4.92%
1982      27.11%                  21.55%
1983      25.97%                  22.56%
1984       1.31%                   6.27%
1985      33.55%                  31.72%
1986      27.10%                  18.67%
1987       5.48%                   5.25%                                 38.32%      -10.02%                    11.26%
1988      16.14%                  16.56%                                  7.03%       16.05%                    13.07%
1989      32.19%                  31.62%                                 24.53%        5.52%                    20.75%
1990      -0.56%                  -3.19%                                 10.36%        6.74%                     5.51%
1991      24.19%                  30.33%                                 14.88%       42.46%                    27.17%
1992       7.41%     22.65%        7.61%                                 -2.18%       28.89%                    11.37%
1993      16.93%     14.59%       10.04%                                 20.25%      123.33%                    53.50%
1994       5.01%     -0.19%        1.30%                                  1.19%      -30.00%                    -7.93%
1995      36.87%     42.80%       37.50%       30.69%       36.57%       17.83%       27.30%                    27.33%
1996      28.89%     25.08%       22.89%       19.85%       21.63%       20.55%       37.50%                    28.98%
1997      24.94%     37.83%       33.31%       30.26%       31.67%       16.44%      -17.66%                     7.91%
1998      18.15%      4.33%       28.55%       13.20%       24.11%       12.20%       -2.72%       21.97%        9.21%
1999      27.21%     -4.08%       21.03%       14.11%       20.96%       17.44%       73.42%       26.82%       39.36%
2000      -4.71%     24.86%       -9.10%       15.86%       -7.30%      -18.58%       -9.36%      -13.94%      -10.88%
2001      -5.43%     13.09%      -11.88%        1.45%      -11.43%      -23.67%      -22.39%      -15.91%      -17.16%
2002     -14.97%     -3.94%      -22.09%      -14.54%      -21.53%      -29.52%      -15.60%      -18.98%      -20.03%
2003      28.23%     30.16%       28.65%       36.61%       31.02%       26.27%       41.82%       34.63%       32.11%
2004       5.30%     18.14%       10.87%       18.39%       11.93%       20.80%       16.95%       15.75%       14.35%
2005       1.72%      3.79%        4.90%       10.93%        6.10%       12.45%        8.68%       11.37%        7.62%
2006      19.03%     19.54%       15.76%       11.89%       15.67%       40.25%       38.58%       21.53%       32.62%
2007       8.87%     -5.16%        5.56%        5.18%        5.16%        0.10%       42.83%       12.18%       17.27%
2008     -31.92%    -30.97%      -36.99%      -34.67%      -37.32%      -54.74%      -46.03%      -41.85%      -44.23%
2009      22.70%     11.13%       26.46%       33.48%       28.29%       33.98%       56.52%       35.41%       37.73%
2010      14.10%     18.32%       15.08%       26.55%       16.93%       13.44%        8.29%       13.21%       11.94%
2011       8.34%     12.42%        2.08%       -0.92%        1.00%      -13.70%      -17.27%       -6.86%       -7.55%
2012      10.23%     10.84%       15.98%       17.40%       16.41%       27.18%       27.66%       16.80%       21.69%
2013      29.63%     29.06%       32.36%       35.87%       33.55%       32.71%        6.55%       23.44%       22.96%
2014      10.02%     15.36%       13.66%        8.54%       12.53%       -5.04%        5.28%        4.71%        3.42%
2015       0.23%     -1.64%        1.38%       -2.11%        0.48%        1.36%       -3.82%       -1.84%       -0.74%
______________________

See "Notes to Comparison of Hypothetical Total Return" on page 68.


Page 67


             NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000 Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy and the Target Dividend Multi-Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:

                                           Hypothetical
                                             Average
                                               Annual
Strategy                                   Total Return      Corresponding Index                              Index Returns
________                                   ____________      ___________________                              _____________
The Dow(R) Target 5 Strategy                 12.66%          DJIA(R) (from 12/31/71 through 12/31/15)            10.68%
The Dow(R) Target Dividend Strategy          11.26%          Dow Jones U.S. Select Dividend Index(sm)            11.64%
                                                             S&P 500 Index (from 12/31/91 through 12/31/15)       9.02%
Global Target 15 Strategy                    10.75%          Cumulative International Index                       9.98%
S&P Target 24 Strategy                       10.92%          S&P 500 Index (from 12/31/85 through 12/31/15)      10.35%
S&P Target SMid 60 Strategy                  12.49%          S&P 1000 Index                                      11.78%
Target Diversified Dividend Strategy         11.63%          Russell 3000(R) Index                                9.47%
Target Dividend Multi-Strategy                9.14%          S&P 500 Index (from 12/31/94 through 12/31/15        9.42%
Target Double Play Strategy                  13.24%          S&P 500 Index (from 12/31/91 through 12/31/15)       9.02%
Target Focus Four Strategy                   11.87%          S&P 500 Index (from 12/31/95 through 12/31/15        8.18%
Target Global Dividend Leaders Strategy      10.83%          MSCI All Country World Index                         5.54%
Target Growth Strategy                       11.35%          S&P 500 Index (from 12/31/94 through 12/31/15)       9.42%
Target Triad Strategy                        10.63%          S&P 500 Index (from 12/31/95 through 12/31/15)       8.18%
Target VIP Strategy                          11.36%          S&P 500 Index (from 12/31/89 through 12/31/15)       9.27%
Value Line(R) Target 25 Strategy             15.95%          S&P 500 Index (from 12/31/84 through 12/31/15)      10.98%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index
(the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P., Compustat and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

Page 68


                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20,


Page 69


2016 through June 20, 2016. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________________________________________________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have


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distributions reinvested into additional Units of a Trust. Certain Fee
Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined
(a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or
(c) any combination of the above. If such prices are in a currency other


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than U.S. dollars, the value of such Security shall be converted to U.S.
dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
____________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or
(3) information from publications such as Money, The New York Times,
U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Assets of the Trusts.

Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

The Trusts are considered grantor trusts under federal tax laws. In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by a Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from a Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trusts to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by a Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Ordinary income dividends received by an individual Unit holder from a grantor trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.


Dividends from REIT Shares.

If a Trust holds REIT Shares, then some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Ordinary income dividends would generally be subject to ordinary income tax rates. Certain dividends may be taxed at capital gains rates. A Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.


Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you reinvest the proceeds of a disposition of your Units or a disposition of assets by a Trust, all or a portion of any loss you may recognize on the disposition may be disallowed if your reinvestment is in stocks held directly or indirectly through the Trust.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units in a Trust, subject to the income thresholds as described above.


Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to REIT Shares which may be included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.


In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments), or possibly if a Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate.
Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.


Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.


Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from a Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from your Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock
Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.


If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met. Distributions from a Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.


Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities (although it should be noted that the U.K. government has announced that from April 2016 the tax credit for individuals receiving a dividend from a U.K. company is to be abolished and replaced with a new annual dividend allowance).

As a U.S. resident Unit holder, you will not be able to claim any refund of any tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment (or in certain other limited cases a branch or agency), or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S.
federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For all Trusts, upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24
Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders

Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Dividend Multi-Strategy Portfolio, Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $280 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2014, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $54,052,619 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at 800-621-1675, dept. code 1. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


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Page 91


                             First Trust(R)

                    Dow Target 5 1Q '16 - Term 4/7/17
                 Dow(R) Target Dvd. 1Q '16 - Term 4/7/17
                  Global Target 15 1Q '16 - Term 4/7/17
                   S&P Target 24 1Q '16 - Term 4/7/17
                 S&P Target SMid 60 1Q '16 - Term 4/7/17
                 Target Divsd. Dvd. 1Q '16 - Term 4/7/17
              Target Dvd. Multi-Strat. 1Q '16 - Term 4/7/17
                  Target Dbl. Play 1Q '16 - Term 4/7/17
                   Target Focus 4 1Q '16 - Term 4/7/17
             Target Global Dvd. Leaders 1Q '16 - Term 4/7/17
                   Target Growth 1Q '16 - Term 4/7/17
                    Target Triad 1Q '16 - Term 4/7/17
                     Target VIP 1Q '16 - Term 4/7/17
              Value Line(R) Target 25 1Q '16 - Term 4/7/17
                                 FT 5940

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                              800-621-1675

 FTPS Unit Servicing Agent:                    Trustee:

      FTP Services LLC                The Bank of New York Mellon

   120 East Liberty Drive                 101 Barclay Street
   Wheaton, Illinois 60187             New York, New York 10286
 800-621-1675, dept. code 1                  800-813-3074
                                         24-Hour Pricing Line:
                                             800-446-0132
                               Please refer to the "Summary of Essential
                              Information" for each Trust's Product Code.

                        ________________________

    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN
              BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                        ________________________

      This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                                   under the:

             - Securities Act of 1933 (file no. 333-207979) and

             - Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington,
 D.C. Information regarding the operation of the SEC's Public Reference
        Room may be obtained by calling the SEC at 202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC,
                          100 F Street, N.E., Washington, D.C. 20549 e-mail address: publicinfo@sec.gov


                             January 8, 2016


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 92


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 5940 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 8, 2016. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Nasdaq, Inc.                                                    2
Value Line Publishing, Inc.                                     2
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Dividends                                                    4
   REITs                                                        4
   Hong Kong and China                                          5
   United Kingdom                                               6
   Foreign Issuers                                              7
   Emerging Markets                                             8
   Exchange Rates                                               9
   Small and/or Mid Capitalization Companies                   12
Litigation
   Tobacco Industry                                            12
Concentrations
   Concentration Risk                                          13
   Consumer Products                                           13
   Financials                                                  13
   Health Care                                                 18
   Information Technology                                      18
   Utilities                                                   19
Securities
   The Dow(R) DART 5 Strategy Stocks                           20
   The Dow(R) Target 5 Strategy Stocks                         20
   The Dow(R) Target Dividend Strategy Stocks                  21
   European Target 20 Strategy Stocks                          22
   Global Target 15 Strategy Stocks                            23
   Nasdaq(R) Target 15 Strategy Stocks                         24
   NYSE(R) International Target 25 Strategy Stocks             25
   S&P Target 24 Strategy Stocks                               27
   S&P Target SMid 60 Strategy Stocks                          28
   Target Diversified Dividend Strategy Stocks                 32
   Target Global Dividend Leaders Strategy Stocks              34
   Target Growth Strategy Stocks                               38
   Target Small-Cap Strategy Stocks                            39
   Value Line(R) Target 25 Strategy Stocks                     42

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain

VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, hydrocarbon oil, and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any quotas or dumping laws. Due to Hong Kong's open economy, Hong Kong was exposed to the global economic slowdown that began in 2008. Hong Kong has increasingly sought integration with China through trade, tourism, and financial links. Although this integration helped Hong Kong to recover more quickly than anticipated initially, Hong Kong again faces a possible slowdown as exports to Europe and the United States have decreased.

Hong Kong's government promotes the Special Administrative Region (SAR) as be the site for Chinese renminbi (RMB) internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. In 2010, due to the growth of earnings from exports to China, Hong Kong far exceeded the RMB conversion quota set by Beijing for trade settlements. Deposits of RMB grew to roughly 9.1% of Hong Kong's total system deposits by the end of 2012, which was an increase of 59% from 2011. Hong Kong's government is pursuing efforts to introduce additional use of RMB in its financial markets and is seeking to expand the Beijing set RMB quota.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's exports by value. Natural resources are limited in Hong Kong, which creates the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 34.9 million in 2012. In 2012, tourists from China outnumbered visitors from all other countries combined. Hong Kong has also established the Hong Kong Stock Exchange as the premier stock market for Chinese firms who seek to list abroad. In 2012, companies from mainland China constituted close to 46.6% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 57.4% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to mainland China. Economic growth slowed to 5% in 2011, and further to less than 2% in 2012. Inflation rose to 4.1% in 2012 as a result of credit expansion and tight housing supply conditions. Lower and middle income segments of the population are increasingly unable to afford adequate housing. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983.


Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world. The reforms in China began with the phase-out of collectivized agriculture, and has expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a modern banking system, development of stock markets, growth of the private sector, and opening to foreign trade and investment. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive industries. GDP has increased more than tenfold due to the efficiency gains that resulted from the restructuring of the economy that began in 1978. In 2014, China passed the United States as the largest economy in the world, based on purchasing price parity, for the first time in modern history.

After linking its currency closely to the U.S. dollar for years, China converted to an exchange rate system that references a basket of currencies in July 2005. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, from the start of the global financial crisis until June 2010, the exchange rate remained pegged to the United States dollar. After June 2010, Beijing allowed the resumption of gradual appreciation and in 2014, the People's Bank of China doubled the daily trading band within which the RMB is allowed to fluctuate. In August 2015, China allowed a 3% devaluation in the RMB against the U.S. dollar.

In addition to having a per capita income below the world average, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, provide higher-wage job opportunities for the striving middle class and increasing number of college graduates, reduce corruption and other economic crimes, and contain environmental damage and social strife resulting from the economy's rapid transformation. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2014, more than 274 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table, especially in the north. Further, economic development and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as nuclear and alternative energy development, rather than coal and oil.

Policy makers are currently challenged by debt still remaining from the stimulus program, industrial overcapacity, inefficient allocation of capital by state-owned banks and the slow recovery of the country's trading partners. The challenges are converging to slow growth in China. China has made little progress towards the goals set forth of the 12th Five-Year Plan and reiterated at the Communist Party's "Third Plenum" meeting in November 2013. The plan was adopted in March 2011 and emphasizes continued economic reforms and the need to increase domestic consumption in order to decrease dependence on fixed investments, exports and heavy industry in the future.

President XI Jingping's new government has shown a greater willingness to promote reforms focused on China's long-term economic health, including allowing the market to have a more decisive role in allocating resources. China agreed to limit carbon dioxide emissions by 2030. In addition, China implemented economic reforms in 2014 which included passing legislation to allow local governments to issue bonds, opening several state-owned enterprises to encourage private investment, loosening the one-child policy, passing harsher pollution fines and reducing bureaucratic obstacles to action.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. Key drivers of British GDP growth are services, particularly banking, insurance, and business services. However, manufacturing continues to decline in importance, but still accounts for about 10% of economic output.

In 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded Britain's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated an austerity program in 2010. This program aimed to lower London's budget deficit from about 11% of GDP in 2010 to nearly 1% by 2015. In November 2011, additional austerity measures were announced by Chancellor of the Exchequer George Osborne through 2017 because of slower-than-expected economic growth and the impact of the euro-zone debt crisis. In addition, the Cameron government raised the value added tax from 17.5% to 20% in 2011. The corporation tax rate was reduced to 21% from April 1, 2014 and was further reduced to 20% from April 1, 2015. Despite these efforts, the budget deficit was still 6.0% in 2014, one of the highest in the G7.

As of December 2014, the Bank of England implemented an asset purchase program of pound sterling 375 billion (approximately $586 billion). During times of economic crisis, the Bank of England coordinates interest rate moves with the European Central Bank. However, Britain remains outside the European Economic and Monetary Union. In 2012, the economy struggled with weak consumer spending and subdued business investment. However, in 2013 GDP grew 1.7% and in 2014, GDP grew 2.6%, a high rate than expected, due to greater consumer spending and a recovering housing market.


Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.


Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.


On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of certain of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                                                Foreign Exchange Rates
                                      Range of Fluctuations in Foreign Currencies

            United Kingdom
Annual      Pound Sterling/         Hong Kong/           Euro/        Japanese Yen/          Singapore/        Australia/
Period        U.S. Dollar          U.S. Dollar       U.S. Dollar       U.S. Dollar          U.S. Dollar       U.S. Dollar
_________  _________________      _____________     _____________   _________________      _____________     _____________
1983       0.616-0.707            6.480-8.700
1984       0.670-0.864            7.774-8.869
1985       0.672-0.951            7.729-7.826
1986       0.643-0.726            7.768-7.819
1987       0.530-0.680            7.751-7.822
1988       0.525-0.601            7.764-7.825
1989       0.548-0.661            7.775-7.817
1990       0.504-0.627            7.740-7.817
1991       0.499-0.624            7.716-7.803
1992       0.498-0.667            7.697-7.781
1993       0.630-0.705            7.722-7.766
1994       0.610-0.684            7.723-7.748
1995       0.610-0.653            7.726-7.763                        80.630-104.550        1.389-1.466       1.289-1.411
1996       0.583-0.670            7.726-7.742                       103.450-116.210        1.394-1.426       1.225-1.363
1997       0.584-0.633            7.725-7.750                       111.260-130.880        1.399-1.699       1.253-1.538
1998       0.584-0.620            7.735-7.750                       113.600-147.260        1.584-1.792       1.456-1.799
1999       0.597-0.646            7.746-7.775       0.845-0.999     101.640-124.330        1.654-1.736       1.488-1.639
2000       0.605-0.715            7.774-7.800       0.967-1.209     101.450-114.410        1.656-1.759       1.497-1.963
2001       0.665-0.728            7.797-7.800       1.045-1.196     113.580-131.790        1.727-1.856       1.749-2.088
2002       0.621-0.710            7.798-7.800       0.953-1.164     115.810-134.710        1.733-1.852       1.738-1.973
2003       0.560-0.643            7.706-7.800       0.794-0.965     106.980-121.690        1.700-1.784       1.330-1.779
2004       0.514-0.570            7.763-7.800       0.733-0.846     102.080-114.520        1.631-1.728       1.252-1.465
2005       0.518-0.583            7.752-7.800       0.743-0.857     102.050-121.040        1.619-1.706       1.252-1.381
2006       0.505-0.581            7.751-7.793       0.749-0.846     109.790-119.790        1.534-1.661       1.264-1.418
2007       0.474-0.521            7.750-7.830       0.672-0.776     107.410-123.890        1.439-1.545       1.071-1.298
2008       0.492-0.695            7.750-7.815       0.625-0.803      87.240-111.650        1.348-1.530       1.021-1.663
2009       0.598-0.727            7.750-7.760       0.661-0.798      86.410-100.990        1.380-1.555       1.067-1.587
2010       0.611-0.698            7.751-7.805       0.689-0.839      80.400- 94.610        1.282-1.424       0.977-1.234
2011       0.599-0.652            7.763-7.809       0.674-0.775      75.820- 85.490        1.201-1.320       0.907-1.050
2012       0.614-0.653            7.750-7.770       0.743-0.829      76.200- 86.750        1.216-1.297       0.925-1.031
2013       0.604-0.673            7.751-7.765       0.725-0.782      86.700-105.310        1.221-1.284       0.944-1.129
2014       0.583-0.644            7.769-7.750       0.718-0.827     100.980-121.460        1.237-1.326       1.053-1.234
2015       0.649-0.679            7.750-7.753       0.895-0.946     119.880-123.110        1.401-1.422       1.372-1.425

Source: Bloomberg L.P.

                                                 End of Month Exchange Rates
                                                   for Foreign Currencies
                   United Kingdom                                          Japanese
                   Pound Sterling/    Hong Kong/          Euro/              Yen/           Singapore/        Australia/
Monthly Period       U.S. Dollar      U.S.Dollar       U.S. Dollar       U.S. Dollar       U.S. Dollar       U.S. Dollar
______________    ________________  _____________     _____________     _____________     _____________     _____________
2012:
 January             .635              7.755             .764            76.270             1.258             0.942
 February            .628              7.756             .750            81.150             1.252             0.932
 March               .625              7.766             .749            82.870             1.258             0.967
 April               .616              7.759             .755            79.820             1.237             0.959
 May                 .649              7.762             .809            78.320             1.289             1.027
 June                .637              7.757             .789            79.790             1.265             0.977
 July                .638              7.755             .813            78.120             1.245             0.952
 August              .630              7.756             .795            78.390             1.247             0.969
 September           .619              7.755             .778            77.960             1.227             0.964
 October             .620              7.750             .772            79.770             1.220             0.964
 November            .624              7.750             .770            82.480             1.220             0.959
 December            .615              7.750             .758            86.750             1.222             0.962
2013:
 January             .631              7.755             .736            91.710             1.238             0.959
 February            .660              7.755             .766            92.560             1.239             0.979
 March               .658              7.764             .780            94.220             1.240             0.960
 April               .644              7.760             .759            97.450             1.232             0.964
 May                 .658              7.763             .769           100.450             1.264             1.045
 June                .657              7.757             .769            99.140             1.268             1.094
 July                .658              7.756             .752            97.880             1.271             1.113
 August              .645              7.755             .756            98.170             1.275             1.123
 September           .618              7.756             .739            98.270             1.256             1.073
 October             .623              7.753             .736            98.360             1.242             1.058
 November            .611              7.753             .736           102.440             1.256             1.098
 December            .604              7.754             .728           105.310             1.263             1.121
2014:
 January             .608              7.765             .742           102.040             1.277             1.142
 February            .597              7.760             .725           101.800             1.268             1.121
 March               .600              7.757             .726           103.230             1.258             1.079
 April               .593              7.753             .721           102.240             1.254             1.077
 May                 .597              7.753             .733           101.770             1.254             1.074
 June                .585              7.750             .730           101.330             1.247             1.060
 July                .592              7.750             .747           102.800             1.248             1.076
 August              .602              7.750             .761           104.090             1.249             1.071
 September           .617              7.765             .792           109.650             1.276             1.143
 October             .625              7.755             .798           112.320             1.286             1.137
 November            .639              7.754             .803           118.630             1.304             1.176
 December            .642              7.755             .827           119.780             1.325             1.223
2015:
 January             .664              7.752             .886           117.490             1.354             1.288
 February            .648              7.756             .893           119.630             1.363             1.281
 March               .675              7.752             .932           120.130             1.372             1.315
 April               .651              7.751             .891           119.380             1.324             1.265
 May                 .654              7.753             .910           124.150             1.348             1.308
 June                .636              7.752             .897           122.500             1.347             1.298
 July                .640              7.753             .910           123.890             1.372             1.368
 August              .652              7.750             .892           121.230             1.412             1.406
 September           .661              7.750             .895           119.880             1.422             1.425
 October             .648              7.751             .909           120.620             1.401             1.401
 November            .664              7.753             .947           123.110             1.411             1.384
 December            .679              7.751             .921           120.220             1.419             1.372

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5,

2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations


Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors. If your Trust is concentrated in one or more sectors you should understand the risks of an investment in such sectors.

The Dow(R) Target 5 Portfolio is concentrated in stocks of health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio, the S&P Target SMid 60 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target Focus Four Portfolio are concentrated in stocks of financial companies. The S&P Target 24 Portfolio, the Target Double Play Portfolio, the Target Growth Portfolio and the Target Triad Portfolio are concentrated in stocks of consumer product companies. The Target VIP Portfolio is concentrated in stocks of information technology companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of consumer product and information technology companies.

Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.


In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, SEC, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The SEC and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB Accounting Standards Codification 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Health Care. Health care companies include those involved in health care/managed care, hospital management/health services, the creation and development of drugs and biotechnology, and the development of advanced medical devices, instruments and other supplies, all of which have unique potential risks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have operating losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services.


As the number of older people in the United States increases, the health care system is increasingly burdened by the costs related to chronic illnesses, injuries, disabilities, nursing home care and home health care. These costs may be exaggerated for health care facility operators who may already be burdened by events and conditions including fluctuating demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party programs. The challenges presented by an increase in the elderly population may require an increase in spending to improve and expand the health care infrastructure as well as overall reform to the entire health care system.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The long-term effects of any such proposals on the health care sector remain uncertain and cannot be predicted.


Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions. Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.

Utilities. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.


Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(R) DART 5 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

American Express Company, headquartered in New York, New York, provides credit and charge card services as well as travel-related services, including travelers' checks, to consumers worldwide.

Apple Inc., headquartered in Cupertino, California, is engaged in the design, manufacture and marketing of personal computers, related personal computing and mobile communication devices. The company also provides related software and networking solutions. Products are available worldwide through the company's retail and online stores, resellers and third-party wholesalers.

The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services worldwide, principally to commercial airline customers. The company also develops, produces, modifies and supports military aircraft, helicopters and their related systems.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.


                  The Dow(R) Target 5 Strategy Stocks


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services and distributes its equipment through a global network of dealers.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


               The Dow(R) Target Dividend Strategy Stocks


BB&T Corporation, headquartered in Winston-Salem, North Carolina, through its subsidiaries, conducts a general banking business for retail and commercial clients in the mid-Atlantic geographic area. The company also offers nonbanking services such as loans and lease financing, wholesale insurance brokerage services and investment advisory services.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

Commercial Metals Company, headquartered in Irving, Texas, together with its subsidiaries, manufactures, recycles, markets and distributes steel and metal products and related materials and services. The company operates a network of locations throughout the United States and internationally.

DTE Energy Company, headquartered in Detroit, Michigan, is a diversified energy company that develops and manages energy-related businesses and services nationwide. The company, through its subsidiaries, generates, distributes, transmits, purchases and sells electric energy in southeastern Michigan. The company is also involved in gas pipelines and storage, unconventional gas exploration, development, and production.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO, BGE and other subsidiaries. The company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation and wind and solar facilities.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Ohio, Tennessee and West Virginia.

FirstMerit Corporation, headquartered in Akron, Ohio, is a bank holding company whose principal business consists of owning and supervising its affiliates in northeastern and central Ohio.

Garmin Ltd., headquartered in Schaffhausen, Switzerland, designs, develops, manufactures and markets navigation, communications and information devices, most of which are enabled by Global Positioning System (GPS) technology.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a multi-bank holding company. Through its subsidiaries, the company offers a full range of banking services and originates multi-family mortgage, commercial real estate and construction loans.

People's United Financial, Inc., headquartered in Bridgeport,
Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate institutions and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

United Bankshares, Inc., headquartered in Charleston, West Virginia, through its subsidiaries, provides commercial and retail banking services in West Virginia, Maryland, Ohio, Pennsylvania, Virginia and Washington, D.C. The company also offers asset management, property title insurance, financial planning, investment banking and brokerage services.

Valley National Bancorp, headquartered in Wayne, New Jersey, operates as the holding company for Valley National Bank, which provides commercial and retail banking services in northern New Jersey and Manhattan.


                   European Target 20 Strategy Stocks


BHP Billiton Plc, incorporated in the United Kingdom and headquartered in Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Electricite de France S.A., headquartered in Paris, France, is an integrated energy company that produces, transmits, distributes, imports and exports electricity for energy consumers in France and internationally.

Engie, headquartered in Paris, France, provides a full range of energy and associated services throughout the world. The company trades, transports and stores natural gas and also offers energy management services.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

GlaxoSmithKline Plc, headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas comprising gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

Legal & General Group Plc, headquartered in London, England, is a holding company. The company provides savings, risk and investment management services through its subsidiaries. The company's products are sold through banks, independent financial advisors and directly to customers.

Nordea Bank AB, headquartered in Stockholm, Sweden, provides a range of banking services to individuals, corporate clients, institutions and the public sector. The company has operations in Sweden, the Scandinavian and Baltic Sea region and internationally.

Rio Tinto Plc, headquartered in London, England, is engaged in finding, mining and processing mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Royal Dutch Shell Plc (Class B), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Skandinaviska Enskilda Banken AB (Class A), headquartered in Stockholm, Sweden, is a North European financial banking group. The company offers corporate, institutional and private banking services including savings accounts, investment banking, securities brokerage services, loans, pensions and insurance products.

SSE Plc, headquartered in Perth, Scotland, is one of the largest energy companies in the United Kingdom. The company generates, distributes, transmits and provides electricity to commercial, industrial and domestic customers. The company also distributes natural gas and operates a telecommunications network.

StatoilHydro ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Svenska Handelsbanken AB, headquartered in Stockholm, Sweden, attracts deposits and offers commercial banking services. The company offers corporate finance, securities brokerage, commodity trading, structured products, custody services and institutional asset management services. The company operates in Europe, Asia and the United States.

Swedbank AB (Class A), headquartered in Stockholm, Sweden, provides retail banking, asset management, and other financial products and services.

Telenor ASA, headquartered in Fornebu, Norway, is an international wireless carrier engaged in mobile and fixed-line communication activities. The company also has extensive broadband and TV distribution operations.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi, headquartered in Paris, France, through its subsidiaries, provides content, media products and services worldwide. The company also publishes and distributes premium and thematic pay-TV channels, free-to-air channels, and produces cinema films and TV series.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.


                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services and distributes its equipment through a global network of dealers.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

ITV Plc, headquartered in London, England, is a media company involved in news, broadcasting and production. The company owns all of the regional Channel 3 licenses in England and Wales. The company also owns ITV1, a commercial television channel, as well as ITV2, a partial interest in GMTV, and other interests.

Ladbrokes Plc, headquartered in Harrow, England, is comprised of Ladbrokes, the biggest retail bookmaker in the United Kingdom and Ireland; Ladbrokes.com, a world-leading provider of interactive betting and gaming services; Vernons, the leading football pools operator; and Ladbrokes Casinos, which opened its first casino at the Hilton London Paddington.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

Bank of Communications Co., Ltd. (Class H), headquartered in Shanghai, China, provides commercial banking services including, RMB and foreign currency deposit, international and domestic settlement, loan, currency trading, letter of credit, and other related services.

China Construction Bank Corporation (Class H), headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance and credit card services.

Industrial and Commercial Bank of China Limited (Class H), headquartered in Beijing, China, provides a broad range of personal and corporate commercial banking services throughout China. The company's services include deposit, loan, credit card, fund underwriting and trust, and foreign currency settlement and trading.

Li & Fung Limited, incorporated in Bermuda and headquartered in Kowloon, Hong Kong, through its subsidiaries, operates an export trading business. The company exports garments, fashion accessories, sporting goods, toys, games, handicrafts, shoes, and various other consumer products. The company also invests in properties.


                   Nasdaq(R) Target 15 Strategy Stocks


Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

Avago Technologies Limited, headquartered in Singapore, engages in the design, development and supply of analog semiconductor devices worldwide.

Expedia, Inc., headquartered in Bellevue, Washington, is a provider of online travel services for leisure and small business travelers, offering one-stop travel shopping and reservation services with real-time access to schedules, pricing and availability.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Mondelez International, Inc., headquartered in Deerfield, Illinois, together with its subsidiaries, manufactures and markets packaged food products worldwide. The company was formerly known as Kraft Foods Inc. and changed its name to Mondelez International, Inc. in October 2012.

Netflix, Inc., headquartered in Los Gatos, California, is an online movie rental subscription service provider in the United States and internationally. The company provides its subscribers access to a library of movie, television and other filmed entertainment titles.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Arkansas, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations worldwide. The company also produces and sells bottled coffee drinks and other products.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Ulta Salon, Cosmetics & Fragrance, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer that provides prestige, mass, and salon products; and salon services in the United States.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


             NYSE(R) International Target 25 Strategy Stocks


Australia
_________

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

Canada
______

Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

China
_____

China Petroleum & Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins and chemical fertilizers.

PetroChina Company Limited (ADR), headquartered in Beijing, China, produces crude oil, petroleum products, natural gas and chemicals. The company provides transportation, distribution and sales of these products.

France
______

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
________

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Japan
_____

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Nomura Holdings, Inc. (ADR), headquartered in Tokyo, Japan, provides various financial services for its subsidiaries. The company operates through three divisions: Retail, Asset Management and Wholesale. Services include financial products for individuals and corporations, investment advisory services, development of investment trusts, and the underwriting of various financial instruments.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities and consumer finance.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

The Netherlands
_______________

Fiat Chrysler Automobiles N.V., incorporated in the Netherlands and headquartered in London, England, is an international automotive group. The company is engaged in designing, manufacturing, engineering, distributing and selling vehicles and production systems.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Norway
______

Statoil ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

South Africa
____________

Sasol Limited (ADR), headquartered in Johannesburg, South Africa, together with its subsidiaries, is an international integrated energy and chemical company. The company mines coal, distributes and markets natural gas and methane-rich gas, owns and maintains natural gas pipelines, and produces synthetic fuel components.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells various steel products used mainly in construction, automobile and shipbuilding industries. The company's products include hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Shinhan Financial Group Co., Ltd. (ADR), headquartered in Seoul, South Korea, through its subsidiaries, offers various banking and financial services. The company provides its services to retail and corporate customers in Korea.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander S.A. (ADR), headquartered in Madrid, Spain, provides retail banking products and services internationally. The company operates in three business areas, including Retail Banking, Global Wholesale Banking and Asset Management and Insurance.

Switzerland
___________

Credit Suisse Group AG (ADR), headquartered in Zurich, Switzerland, is an international financial services provider. The company offers private banking, investment banking and asset management services to a global clientele.

United Kingdom
______________

HSBC Holdings Plc (ADR), headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services globally.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the Earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.


                      S&P Target 24 Strategy Stocks


Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance and hair care products. The company's products are sold worldwide under brand names such as "Aramis," "Aveda," "Clinique," "Estee Lauder," "Origins" and "Prescriptives."

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting and consulting services to business clients.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the

Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations. The company also provides data and analytical tools as well as risk scoring and securities pricing software and valuation models.

NextEra Energy, Inc., headquartered in Juno Beach, Florida, through its subsidiaries, engages in the generation, transmission, distribution and sale of electric energy in Florida.

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries that provide personal auto insurance and specialty property-casualty insurance and related services. The company offers its services throughout the United States.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States. The company also markets and sells gasoline and diesel fuel to independent marketers and commercial end users.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe. The company sells off-price family apparel, accessories, domestics and giftware.

Torchmark Corporation, headquartered in McKinney, Texas, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Varian Medical Systems, Inc., headquartered in Palo Alto, California, designs and produces integrated systems of equipment and software for treating cancer with radiation, as well as cost-effective X-ray tubes for original equipment manufacturers and replacement X-ray tubes and imaging subsystems.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets. The company's products are used by corporations, government agencies, trading partners and individuals.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography instruments, chromatography columns and other consumables, and related services.


                   S&P Target SMid 60 Strategy Stocks


Aaron's, Inc., headquartered in Atlanta, Georgia, operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. The company has both company-owned and franchise locations throughout the United States and Canada.

American Equity Investment Life Holding Company, headquartered in West Des Moines, Iowa, is engaged in the development, marketing, issuance and administration of annuities and life insurance products. Through its subsidiaries, the company is licensed to sell its products throughout the United States.

ArcBest Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota. The company provides a variety of financial products and services, including deposit, checking and lending services for consumers and businesses, equipment leases and investment management services.

Atlas Air Worldwide Holdings, Inc., headquartered in Purchase, New York, through its subsidiaries, provides aircraft, crew and maintenance to major airlines globally. The company also provides military and commercial air charter services.

Atwood Oceanics, Inc., headquartered in Houston, Texas, provides contract drilling of exploratory and development oil and gas wells in offshore areas; provides related support, management and consulting services; and manages the operations of two operator-owned platform rigs in Australia.

Avnet, Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise networks, computer equipment and embedded subsystems.

Brookline Bancorp, Inc., headquartered in Boston, Massachusetts, is the holding company for Brookline Savings Bank. The bank originates multi-family and commercial real estate mortgage loans, as well as traditional deposit and single-family mortgage loan products. The company operates primarily in the greater Boston metropolitan area and eastern Massachusetts.

Cash America International, Inc., headquartered in Fort Worth, Texas, is a provider of secured non-recourse loans, commonly referred to as pawn loans, to individuals in the United States.

CIBER, Inc., headquartered in Greenwood Village, Colorado, together with its subsidiaries provides information technology (IT) system integration consulting and other IT services to companies across most major industries and governmental agencies. The company also resells certain IT hardware and software products.

CNO Financial Group, Inc., headquartered in Carmel, Indiana, through its subsidiaries, engages in the development, marketing, and administration of supplemental health insurance, annuity, individual life insurance, and other insurance products for senior and middle-income markets in the United States.

Cohu, Inc., headquartered in Poway, California, designs, manufactures and sells semiconductor test handling equipment for the semiconductor industry worldwide. The company also manufactures closed circuit television cameras, metal detection instruments and microwave communications equipment.

Commercial Metals Company, headquartered in Irving, Texas, together with its subsidiaries, manufactures, recycles, markets and distributes steel and metal products and related materials and services. The company operates a network of locations throughout the United States and internationally.

Community Health Systems, Inc., headquartered in Franklin, Tennessee, together with its subsidiaries, is a provider of general hospital healthcare services in the United States.

Cousins Properties Incorporated, headquartered in Atlanta, Georgia, is a real estate investment trust engaged in the acquisition, financing, development, management and leasing of office, medical office, retail and land development projects. The company also holds several tracts of strategically-located undeveloped land.

Darling Ingredients Inc., headquartered in Irving, Texas, provides rendering, recycling, and recovery solutions to the food industry, primarily in the United States. The company also provides grease trap collection services to restaurants and other contract customers.

Employers Holdings, Inc., headquartered in Reno, Nevada, through its subsidiaries, provides workers' compensation insurance coverage to select small businesses in low to medium hazard industries. The company provides insurance throughout the United States.

Endurance Specialty Holdings Ltd., headquartered in Pembroke, Bermuda, through its subsidiaries, engages in underwriting specialty lines of personal and commercial property and casualty insurance and reinsurance worldwide.

Everest Re Group, Ltd., headquartered in Hamilton, Bermuda, through its subsidiaries, is engaged in the underwriting of products on a treaty and facultative basis for insurance and reinsurance companies. The company's products include property and casualty reinsurance and specialty lines of business, including marine, aviation, surety, and accident and health insurance.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

FirstMerit Corporation, headquartered in Akron, Ohio, is a bank holding company whose principal business consists of owning and supervising its affiliates in northeastern and central Ohio.

Franklin Street Properties Corp., headquartered in Wakefield,
Massachusetts, is a real estate investment trust that provides real estate and investment banking/investment services in the United States.

Fulton Financial Corporation, headquartered in Lancaster, Pennsylvania, is a multi-bank financial holding company that provides a full range of banking and financial services to businesses and consumers through its wholly-owned banking subsidiaries. The company has operations in Pennsylvania, Delaware, Maryland, Virginia and New Jersey.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.

Great Plains Energy Incorporated, headquartered in Kansas City,
Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

The Greenbrier Companies, Inc., headquartered in Lake Oswego, Oregon, is a supplier of transportation equipment and services to the railroad and related industries. The company produces railcars, tank cars and marine vessels. The company also offers management services for leasing and transportation companies in North America.

The Hanover Insurance Group, Inc., headquartered in Worcester,
Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

Iridium Communications Inc., headquartered in McLean, Virginia, provides mobile voice and data communications services through a constellation of satellites to governments, businesses and consumers worldwide. The company's satellite network can provide service to regions where wireless or wireline networks do not exist.

KB Home, headquartered in Los Angeles, California, constructs and sells a variety of residential properties in several states, primarily targeting first-time and move-up homebuyers. The company also provides property and casualty insurance, and mortgage and title services.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kemper Corporation, headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Kite Realty Group Trust, headquartered in Indianapolis, Indiana, a real estate investment trust, engages in the acquisition, development, expansion, construction, ownership, leasing, operation and management of neighborhood and community shopping centers, and commercial real estate properties in the United States.

ManTech International Corporation, headquartered in Fairfax, Virginia, delivers a variety of information technology and technical services to United States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense. The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

Oil States International, Inc., headquartered in Houston, Texas, is a provider of specialty products and services to oil and gas drilling and production companies throughout the world.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Olin Corporation, headquartered in Clayton, Missouri, manufactures bleach products that have various applications in the household, recreational, industrial, paper, textile and other manufacturing industries. The company also manufactures and distributes ammunition, reloading components and industrial cartridges for various weaponry.

P. H. Glatfelter Company, headquartered in York, Pennsylvania, together with its subsidiaries, manufacture specialty papers and engineered products. The company's products include papers for tea bags and coffee filters, trade book publishing, specialized envelopes, playing cards, pressure-sensitive postage stamps, metallized labels for beer bottles, and digital imaging applications.

PacWest Bancorp, headquartered in Los Angeles, California, operates as the holding company for Pacific Western Bank, which provides commercial, industrial and private banking services in California and vicinity.

Parkway Properties, Inc., headquartered in Orlando, Florida, is a self-managed real estate investment trust engaged in the acquisition, ownership, management, financing and leasing of office properties in the southeastern and southwestern United States and in Chicago, Illinois.

Post Holdings, Inc., headquartered in St. Louis, Missouri, engages in the manufacture, marketing, and distribution of branded ready-to-eat cereals in the United States and Canada.

Regis Corporation, headquartered in Edina, Minnesota, operates and franchises hair and retail product salons under the names "Regis
Salons," "Supercuts," "MasterCuts" and "SmartStyle." The company operates salons worldwide.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Seneca Foods Corporation, headquartered in Marion, New York, produces and distributes packaged fruits and vegetables worldwide. The company's products include canned, frozen and bottled produce and snack chips.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

SpartanNash Company, headquartered in Grand Rapids, Michigan, engages in distributing and retailing groceries in Michigan and Ohio. The company offers dry groceries, produce, dairy products, meat, frozen food, seafood, floral products, general merchandise, beverages, tobacco products, health and beauty care products, delicatessen items, and bakery goods, as well as pharmacy services.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States. The stores offer brand name and private label apparel, footwear, accessories, home decor and cosmetics for the entire family.

Summit Hotel Properties, Inc., headquartered in Austin, Texas, is a real estate investment trust engaged in the acquisition, repositioning and selling of premium-branded hotels. The company focuses on the upscale and midscale segments of the U.S. lodging industry.

Talen Energy Corporation, headquartered in Allentown, Pennsylvania, is an energy and power generation company. Through its principal subsidiary, the company is primarily engaged in the production and sale of electricity, capacity and related products.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and internationally. The company's products include highway guardrail and safety products, tank and freight railcars, tank barges and ready-mix concrete.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate institutions and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

United Fire Group, Inc., headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Veritiv Corporation, headquartered in Norcross, Georgia, operates a business-to-business distribution company throughout the United States. The company serves various industries with printing, packaging and logistics solutions.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry.

Washington Federal, Inc., headquartered in Seattle, Washington, is a bank holding company that conducts its operations through a federally insured national bank subsidiary, Washington Federal, National Association. The company offers business and personal checking, passbook and statement accounts, residential and construction loans, and home equity loans.

World Acceptance Corporation, headquartered in Greenville, South Carolina, is engaged in the small-loan consumer finance business, offering short-term loans, related credit insurance and ancillary products and services to individuals in the United States and Mexico.

WPX Energy, Inc., headquartered in Tulsa, Oklahoma, an independent natural gas and oil exploration and production company, engages in the exploitation and development of long-life unconventional properties.


               Target Diversified Dividend Strategy Stocks


The AES Corporation, headquartered in Arlington, Virginia, develops, acquires, owns and operates electric power generation facilities throughout the world. A majority of the company's sales are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users.

The Andersons, Inc., headquartered in Maumee, Ohio, is engaged in multiple business segments. The company is involved in the storage and merchandising of grains, the operation of ethanol production facilities, the sale and maintenance of railcars, the manufacture of fertilizers and other corncob-based products, the operation of retail stores, and more.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Banco Latinoamericano de Comercio Exterior, S.A., headquartered in Panama City, Panama, together with its subsidiaries, provides foreign trade financing to commercial banks, middle-market companies and corporations located in Latin America and the Caribbean area.

Bristow Group Inc., headquartered in Houston, Texas, provides helicopter services to the offshore energy industry worldwide. The company's helicopters transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations, as well as time-sensitive equipment to these offshore locations.

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

CNA Financial Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company and its subsidiaries provide commercial, property, and casualty insurance products and services.

Comtech Telecommunications Corp., headquartered in Melville, New York, designs, develops, produces, and markets products, systems, and services for communications solutions. The company operates through three segments: Telecommunications Transmission, Mobile Data Communications and RF Microwave Amplifiers.

Copa Holdings S.A., headquartered in Panama City, Panama, provides international airline services for passengers and cargo. The company offers scheduled flights to countries in North, South and Central
America and the Caribbean.

Costamare Inc., incorporated in the Marshall Islands and headquartered in Athens, Greece, owns and charters container ships to liner companies worldwide.

Domtar Corporation, incorporated in the United States and headquartered in Montreal, Canada, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing, and insurance operations.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.

Golar LNG Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, is a liquid natural gas ("LNG") shipping company. The company owns a fleet of tankers and transports LNG around the world.

HCI Group, Inc., headquartered in Tampa, Florida, is an insurance holding company offering property and casualty insurance to homeowners, condominium owners and tenants. The company markets its products primarily through independent agents.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Methanex Corporation, headquartered in Vancouver, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and in other consumer products.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

National Oilwell Varco, Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

NRG Energy, Inc., headquartered in Princeton, New Jersey, operates as a wholesale power generation company. The company sells and delivers energy and energy products and services primarily in the United States.

Nu Skin Enterprises, Inc. (Class A), headquartered in Provo, Utah, is a global direct selling company. The company develops and distributes anti-aging personal care products and nutritional supplements, and markets its products in the Americas, Europe and the Asia Pacific region.

OGE Energy Corp., headquartered in Oklahoma City, Oklahoma, is an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central region of the United States.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Quest Diagnostics Incorporated, headquartered in Madison, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Seaspan Corporation, incorporated in the Marshall Islands and headquartered in Hong Kong, is an independent charter owner and manager of containerships. The company operates primarily using long-term, fixed-rate time charters with major container liner companies.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States. The stores offer brand name and private label apparel, footwear, accessories, home decor and cosmetics for the entire family.

Stewart Information Services Corporation, headquartered in Houston, Texas, together with its subsidiaries, is a global title insurance and real estate services company. The company also offers loan origination and servicing support, loan review services, loss mitigation, due diligence for capital markets, home and personal insurance services, and collateral valuations.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Western Digital Corporation, headquartered in Irvine, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

Xerox Corporation, headquartered in Norwalk, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.


             Target Global Dividend Leaders Strategy Stocks

                             Domestic Stocks


AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services and distributes its equipment through a global network of dealers.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Ramon, California, is engaged in petroleum, chemical, power and energy operations on a global scale. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

FirstEnergy Corp., headquartered in Akron, Ohio, generates, transmits and distributes electricity in the United States. The company owns and operates fossil, nuclear, oil and natural gas, and wind and solar power generating facilities.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing, and insurance operations.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

General Motors Company, headquartered in Detroit, Michigan, designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

Olin Corporation, headquartered in Clayton, Missouri, manufactures bleach products that have various applications in the household, recreational, industrial, paper, textile and other manufacturing industries. The company also manufactures and distributes ammunition, reloading components and industrial cartridges for various weaponry.

Otter Tail Corporation, headquartered in Fergus Falls, Minnesota, through its subsidiaries, operates in four business segments: electric, manufacturing, construction and plastics. The electric segment includes the production, sale and transmission of energy in Minnesota, North Dakota and South Dakota. The company operates manufacturing facilities in Minnesota and Illinois, is involved in construction projects in the central United States and produces PVC pipe.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

R.R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Regal Entertainment Group (Class A), headquartered in Knoxville,
Tennessee, is a motion picture exhibitor operating a theatre circuit in the United States. The company acquires, develops and operates multi-screen theatres in metropolitan and suburban markets.

The Southern Company, headquartered in Atlanta, Georgia, through its wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi. The company is involved in electricity generation, transmission and distribution through coal, nuclear, oil and gas and hydro resources.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


                          International Stocks


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

AU Optronics Corp. (ADR), headquartered in Hsinchu, Taiwan, engages in the design, development, manufacture, assembly and marketing of thin film transistor liquid crystal display panels and other flat panel displays.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Chunghwa Telecom Co., Ltd. (ADR), headquartered in Taipei, Taiwan, provides local, domestic, and international long distance services. The company also offers wireless telecommunication, paging, and Internet services.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, is an integrated energy company engaged in the generation, transmission and distribution of electricity in the state of Minas Gerais, Brazil. The company is also involved in the acquisition, transportation, distribution and sale of natural gas.

Domtar Corporation, incorporated in the United States and headquartered in Montreal, Canada, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Garmin Ltd., headquartered in Schaffhausen, Switzerland, designs, develops, manufactures and markets navigation, communications and information devices, most of which are enabled by Global Positioning System (GPS) technology.

GlaxoSmithKline Plc (ADR), headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas including gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nordic American Tankers Limited, headquartered in Hamilton, Bermuda, is a shipping company that owns and charters Suezmax tankers for oil transportation. The company's vessels operate under long term bareboat charters agreements with oil companies.

Sasol Limited (ADR), headquartered in Johannesburg, South Africa, together with its subsidiaries, is an international integrated energy and chemical company. The company mines coal, distributes and markets natural gas and methane-rich gas, owns and maintains natural gas pipelines, and produces synthetic fuel components.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Seaspan Corporation, incorporated in the Marshall Islands and headquartered in Hong Kong, is an independent charter owner and manager of containerships. The company operates primarily using long-term, fixed-rate time charters with major container liner companies.

Ship Finance International Limited, headquartered in Hamilton, Bermuda, engages primarily in the ownership and operation of oil tankers. The company is also involved in the charter, purchase and sale of vessels.

Siliconware Precision Industries Co., Ltd. (ADR), headquartered in Taichung, Taiwan, provides semiconductor packaging and testing services.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

United Microelectronics Corporation (ADR), headquartered in Hsinchu City, Taiwan, designs, manufactures and markets integrated circuits
(ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.

Vodafone Group Plc (ADR), headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                                  REITs


Apollo Commercial Real Estate Finance, Inc., headquartered in New York, New York, is a real estate investment trust. The company invests in, acquires, and manages commercial real estate mortgage loans, mortgage-backed securities, real estate corporate debt and loans, and other real estate-related debt investments in the United States.

Apple Hospitality REIT, Inc., headquartered in Richmond, Virginia, is a real estate investment trust. The company focuses its investments on the acquisition and ownership of income-producing real estate, primarily in resorts and hotels throughout the United States.

Corporate Office Properties Trust, headquartered in Columbia, Maryland, is a self-managed real estate investment trust that focuses principally on the ownership, management, leasing, acquisition and development of suburban office buildings located in select submarkets in the Mid-Atlantic region of the United States.

Corrections Corporation of America, headquartered in Nashville,
Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

DuPont Fabros Technology, Inc., headquartered in Washington, DC, is a real estate investment trust and owner, developer, operator and manager of wholesale data centers. The company's data centers are primarily used by national and international technology companies to house, power and cool the computer servers that support many of their most critical business processes.

EPR Properties, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties, including megaplex theatres and entertainment-themed retail centers.

The GEO Group, Inc., headquartered in Boca Raton, Florida, is a real estate investment trust that provides private services in the management of correctional, detention, re-entry facilities and the provision of community-based services and youth services in the United States, Australia, Canada, South Africa and the United Kingdom. The company's facilities include maximum, medium, and minimum security prisons; immigration detention centers; and community-based re-entry facilities.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust which provides advertising space on billboards, posters and bulletins. The company operates in the United States and Canada.

Lexington Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

LTC Properties, Inc., headquartered in Westlake Village, California, is a self-managed real estate investment trust that primarily invests in long-term care and other healthcare-related properties through mortgage loans, property lease transactions and other investments.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

National Health Investors, Inc., headquartered in Murfreesboro,
Tennessee, is a real estate investment trust that invests in income-producing health care properties primarily in the long-term care industry.

Parkway Properties, Inc., headquartered in Orlando, Florida, is a self-managed real estate investment trust engaged in the acquisition, ownership, management, financing and leasing of office properties in the southeastern and southwestern United States and in Chicago, Illinois.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

Ryman Hospitality Properties, Inc., headquartered in Nashville,
Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Select Income REIT, headquartered in Newton, Massachusetts, is a real estate investment trust that invests primarily in net leased, single-tenant properties.

Welltower Inc., headquartered in Toledo, Ohio, is a self-managed real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities.


                      Target Growth Strategy Stocks


Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

Acuity Brands, Inc., headquartered in Atlanta, Georgia, engages in the design, production and distribution of indoor and outdoor lighting equipment for commercial, institutional and residential use. The company operates primarily in North America, Europe and Asia.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

American Airlines Group Inc., headquartered in Fort Worth, Texas, was formed in December 2013 with the closing of the merger between American Airlines and US Airways Group. The company provides scheduled passenger, freight and mail airline service throughout North America and internationally.

Avago Technologies Limited, headquartered in Singapore, engages in the design, development and supply of analog semiconductor devices worldwide.

CDW Corporation, headquartered in Vernon Hills, Illinois, offers information technology products and services to business, government, health care and education customers. The company provides software, hardware, computer peripherals, network communication, cloud computing, mobile devices and security solutions.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Constellation Brands, Inc. (Class A), headquartered in Victor, New York, produces and markets branded beverage alcohol products, including beer, wines and distilled spirits. The company's product names include "Robert Mondavi," "Manischewitz," "Simi," "Arbor Mist," "Svedka Vodka" and "Corona."

Dr Pepper Snapple Group, Inc., headquartered in Plano, Texas, operates as a brand owner, manufacturer and distributor of non-alcoholic beverages in the United States, Canada and Mexico. The company's products include carbonated and non-carbonated soft drinks, teas, juices and mixers.

Expedia, Inc., headquartered in Bellevue, Washington, is a provider of online travel services for leisure and small business travelers, offering one-stop travel shopping and reservation services with real-time access to schedules, pricing and availability.

FactSet Research Systems Inc., headquartered in Norwalk, Connecticut, is a provider of online integrated database services to the global financial community.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

L Brands, Inc., headquartered in Columbus, Ohio, sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses.

Lear Corporation, headquartered in Southfield, Michigan, designs, manufactures, assembles, and supplies automotive seat systems, electrical distribution systems, and related components.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Regeneron Pharmaceuticals, Inc., headquartered in Tarrytown, New York, is a biopharmaceutical company that discovers, develops and commercializes medicines for the treatment of serious medical conditions in the United States.

Sabre Corporation, headquartered in Southlake, Texas, provides technology solutions to the travel and tourism industry. The company offers tours and travel services, as well as, online reservations for airlines, hotels, cruises, car rental companies, and vacation packages.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

Southwest Airlines Co., headquartered in Dallas, Texas, provides single class air transportation characterized by frequent, high quality service at affordable prices. The company mainly serves short-haul city pairs, targeting the business commuter as well as leisure traveler.

Starbucks Corporation, headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Taro Pharmaceutical Industries Ltd., headquartered in Haifa Bay, Israel, develops, manufactures and markets prescription and over-the-counter pharmaceuticals. The company's products are distributed primarily in the United States, Canada and Israel.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Total System Services, Inc., headquartered in Columbus, Georgia, is an electronic payment processor of consumer credit, debit, commercial, stored value and retail cards. The company serves institutions throughout the United States and internationally.

United Therapeutics Corporation, headquartered in Silver Spring,
Maryland, engages in the development and commercialization of therapeutic products for patients with chronic and life-threatening diseases. The company's products are primarily focused in the therapeutic areas of cardiovascular, cancer and infectious diseases.


                    Target Small-Cap Strategy Stocks


Adeptus Health Inc. (Class A), headquartered in Lewisville, Texas, owns and operates a network of independent freestanding emergency rooms in the United States.

Almost Family, Inc., headquartered in Louisville, Kentucky, provides home health care services in the United States. The company operates in two segments. The visiting nurse segment provides Medicare-certified nursing services and the personal care segment provides a range of services, including medication management, meal preparation and caregiver respite.

Ameris Bancorp, headquartered in Moultrie, Georgia, operates as the bank holding company for Ameris Bank. The company provides banking services to retail and commercial customers across segments of the southern United States.

AMN Healthcare Services, Inc., headquartered in San Diego, California, provides healthcare workforce solutions and staffing services across the United States. The company provides managed services programs, temporary nursing and allied healthcare staffing, and physician placement services.

Angie's List, Inc., headquartered in Indianapolis, Indiana, operates an Internet site that provides product and company reviews and provides complaint resolution services between business and client. The company actively collects data on businesses listed on the website.

Applied Optoelectronics, Inc., headquartered in Sugar Land, Texas, is a provider of fiber-optic networking products for Internet data centers, cable television and fiber-to-the-home networks. The company designs and manufactures a range of optical communications products at varying levels of integration.

Barrett Business Services, Inc., headquartered in Vancouver, Washington, provides business management solutions for small-and mid-sized companies. The company's platform assists business owners with payroll processing, human resource management, risk management and workplace safety programs.

Comfort Systems USA, Inc., headquartered in Houston, Texas, provides installation, maintenance, repair and replacement services for heating, ventilation and air conditioning systems. The company's commercial and industrial markets include retail centers, office buildings, apartment complexes, hotels, manufacturing plants and government facilities.

Cooper-Standard Holdings Inc., headquartered in Novi, Michigan, together with its subsidiaries, is engaged in the manufacture and distribution of sealing, fuel and brake delivery, fluid transfer and anti-vibration system components and modules. The company's products are primarily for use in passenger vehicles and light trucks.

Customers Bancorp, Inc., headquartered in Wyomissing, Pennsylvania, through its subsidiaries, provides various banking and financial products and services to small businesses and consumers. The company also provides a range of commercial lending products.

Cynosure, Inc., headquartered in Westford, Massachusetts, engages in the development, manufacture, and marketing of aesthetic treatment systems that are used by physicians and other practitioners to perform noninvasive procedures.

Ebix, Inc., headquartered in Atlanta, Georgia, together with its subsidiaries, provides software and e-commerce solutions to the insurance industry. The company also offers carrier systems and consulting services both in the United States and internationally.

Emergent BioSolutions Inc., headquartered in Gaithersburg, Maryland, is a biopharmaceutical company that, together with its subsidiaries, develops, manufactures and commercializes immunobiotics in the United States and internationally.

ePlus inc., headquartered in Herndon, Virginia, is engaged in selling, leasing, financing and managing information technology. The company offers hardware and software solutions for mid to large-sized commercial enterprises and governmental agencies.

ExlService Holdings, Inc., headquartered in New York, New York, together with its subsidiaries, provides business process solutions to help clients achieve a better business model. The company serves clients in the United States and internationally. The company's outsourcing solutions include claims processing, benefit administration, policy servicing, billing and collection, among others.

FCB Financial Holdings, Inc. (Class A), headquartered in Weston,
Florida, is a bank holding company with one wholly-owned national bank subsidiary. The bank offers a comprehensive range of traditional banking products and services to individuals, businesses and other local organizations in south and central Florida.

Gigamon Inc., headquartered in Santa Clara, California, designs, develops, and sells products and services that provide customers with visibility and control of network traffic for services providers internationally.

Gray Television, Inc., headquartered in Atlanta, Georgia, owns and operates television stations and digital properties in markets throughout the United States.

II-VI Incorporated, headquartered in Saxonburg, Pennsylvania, designs, makes and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible-light, x-ray and gamma-ray instrumentation. The company's infrared products are used mainly in industrial, military and medical laser applications.

Insperity, Inc., headquartered in Kingwood, Texas, provides benefits and payroll administration plans to small and medium-sized businesses. The company's system also includes medical and worker's compensation insurance programs, employer liability management, personnel records management and employee recruiting.

Installed Building Products, Inc., headquartered in Columbus, Ohio, is a residential insulation installer in the United States. The company also installs complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors.

INTL FCStone Inc., headquartered in New York, New York, is a holding company for multiple financial services-related subsidiaries. Operations include securities brokerage, advisory and money management services and propietary trading technology.

Isle of Capri Casinos, Inc., headquartered in St. Louis, Missouri, develops, owns and operates branded gaming facilities and related dining, lodging and entertainment facilities in various markets in the United States.

John Bean Technologies Corporation, headquartered in Chicago, Illinois, together with its subsidiaries, provides global technology solutions for the food processing and air transportation industries. The company has manufacturing operations worldwide to facilitate the delivery of products and services to their clients.

Kearny Financial Corp., headquartered in Fairfield, New Jersey, operates as the holding company for Kearny Bank. The company provides various banking products and services and sells insurance products to its customers and the general public.

LGI Homes, Inc., headquartered in The Woodlands, Texas, designs and constructs entry-level homes.

LHC Group, Inc., headquartered in Lafayette, Louisiana, through its subsidiaries, provides post-acute health care services to patients throughout the United States. The company's services include skilled nursing care, medically-oriented social services, physical therapy, occupational therapy and speech therapy.

Nautilus, Inc., headquartered in Vancouver, Washington, is a marketer, developer and manufacturer of health and fitness products sold under such names as "Nautilus," "Bowflex," "Schwinn" and "StairMaster."

Patrick Industries, Inc., headquartered in Elkhart, Indiana, manufactures and distributes building products for the manufactured housing, recreational vehicle, furniture manufacturing, marine, automotive aftermarket and other industries. The company operates in the United States and Canada.

PharMerica Corporation, headquartered in Louisville, Kentucky, operates as an institutional pharmacy services company in the United States.

Photronics, Inc., headquartered in Brookfield, Connecticut, manufactures and sells photomasks: photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers. The company operates globally.

The Providence Service Corporation, headquartered in Tuscon, Arizona, provides privatized social services to individuals and families. The services are reimbursed by government programs. The company owns no beds or facilities, preferring to provide its client care in home and community settings.

Supernus Pharmaceuticals, Inc., headquartered in Rockville, Maryland, develops and markets products for the treatment of central nervous system diseases in the United States.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in North America, Africa, Asia, Europe and Latin America.

U.S. Concrete, Inc., headquartered in Euless, Texas, supplies concrete and related products. The company provides ready-mixed concrete, precast concrete, concrete block, aggregates and concrete building materials.

Universal Forest Products, Inc., headquartered in Grand Rapids,
Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for retail, industrial and construction markets. The company also produces wood-alternative products.

Vonage Holdings Corp., headquartered in Holmdel, New Jersey, provides voice and messaging services over broadband networks to residential, small office and home office customers primarily in the United States, Canada and the United Kingdom. The company focuses on providing various ethnic segments in the United States with international calling services.

Walker & Dunlop, Inc., headquartered in Bethesda, Maryland, through its subsidiaries, originates, sells and services a range of multifamily and other commercial real estate financing products for owners and developers of real estate in the United States.

World Wrestling Entertainment, Inc., headquartered in Stamford,
Connecticut, is a media and entertainment company with offices in the United States, Canada and the United Kingdom. The company has operations in live wrestling events, television programming, publishing, licensing, advertising, music and home video.

ZAGG Inc, headquartered in Salt Lake City, Utah, together with its subsidiaries, design, manufacture and distribute protective coverings, audio accessories and power solutions for consumer electronics and hand-held devices. The company's products include screen protection for mobile devices, keyboards for tablet computers, earbuds, headphones and Bluetooth speakers, among others.


                 Value Line(R) Target 25 Strategy Stocks


Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

American Woodmark Corporation, headquartered in Winchester, Virginia, manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets in the United States.

Cambrex Corporation, headquartered in East Rutherford, New Jersey, and its subsidiaries provide products and services to accelerate drug discovery, development and manufacturing processes for human therapeutics worldwide.

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair-and-maintenance-service industry under the names "Roto-Rooter" and "Service America Network Inc."

Coca-Cola Bottling Co. Consolidated, headquartered in Charlotte, North Carolina, bottles, cans and markets carbonated soft drinks, primarily products of The Coca-Cola Company. The company also has agreements to market and distribute such products as "POWERade" and "Dasani" as well as "Monster" energy products.

Dycom Industries, Inc., headquartered in Palm Beach Gardens, Florida, provides specialty contracting services to the telecommunications and infrastructure industry throughout the United States and Canada. Services include engineering, construction, installation and maintenance services to telecom providers, as well as underground facility location services for various industries.

Global Payments Inc., headquartered in Atlanta, Georgia, provides electronic payment processing and consumer money transfer services worldwide.

Hawaiian Holdings, Inc., headquartered in Honolulu, Hawaii, through its subsidiary, Hawaiian Airlines, Inc., engages in the scheduled air transportation of passengers and cargo between the Hawaiian Islands and the United States, the South Pacific, Australia, New Zealand and Asia.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Integrated Device Technology, Inc., headquartered in San Jose,
California, designs, develops, manufactures and markets high-performance semiconductor products and modules for data communications and telecommunications equipment, personal computers and shared network devices.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

Lancaster Colony Corporation, headquartered in Columbus, Ohio, operates in three retail business segments: specialty foods, glassware and candles, and automotive.

Manhattan Associates, Inc., headquartered in Atlanta, Georgia, develops, sells, deploys, services, and maintains supply chain software solutions for the planning and execution of supply chain activities. It offers Manhattan SCOPE and Manhattan SCALE, which are platform-based supply chain software solutions.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is the parent company for R.J. Reynolds Tobacco Company, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage." The company also offers, through its subsidiaries, smokeless tobacco and e-cigarette products.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations worldwide. The company also produces and sells bottled coffee drinks and other products.

Total System Services, Inc., headquartered in Columbus, Georgia, is an electronic payment processor of consumer credit, debit, commercial, stored value and retail cards. The company serves institutions throughout the United States and internationally.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets. The company's products are used by corporations, government agencies, trading partners and individuals.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A.  Bonding Arrangements of Depositor:

         First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers an d documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits



                                      S-1



                                   SIGNATURES

      The Registrant, FT 5940, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039 and FT 5415 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 5940, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 8, 2016.

                                        FT 5940

                                        By    FIRST TRUST PORTFOLIOS L.P.
                                              Depositor




                                        By    Elizabeth H. Bull
                                              Senior Vice President



                                      S-2



      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


     Name                  Title*                               Date

James A. Bowen   Director of The Charger Corporation,    ) January 8, 2016
                 the General Partner of First Trust      )
                 Portfolios L.P.                         )
                                                         ) Elizabeth H. Bull
                                                         ) Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.


** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.



                                      S-3



              CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration Statement No. 333-207979 on Form S-6 of our report dated January 8, 2016, relating to the financial statements of FT 5940, comprising Dow(R) Target 5 1Q '16 - Term 4/7/17 (The Dow(R) Target 5 Portfolio, 1st Quarter 2016 Series); Dow(R) Target Dvd. 1Q '16 - Term 4/7/17 (The Dow(R) Target Dividend Portfolio, 1st Quarter 2016 Series); Global Target 15 1Q '16 - Term 4/7/17 (Global Target 15 Portfolio, 1st Quarter 2016 Series); S&P Target 24 1Q '16 - Term 4/7/17 (S&P Target 24 Portfolio, 1st Quarter 2016 Series); S&P Target SMid 60 1Q '16 - Term 4/7/17 (S&P Target SMid 60 Portfolio, 1st Quarter 2016 Series); Target Divsd. Dvd. 1Q '16 - Term 4/7/17 (Target Diversified Dividend Portfolio, 1st Quarter 2016 Series); Target Dvd. Multi-Strat. 1Q '16 - Term 4/7/17 (Target Dividend Multi-Strategy Portfolio, 1st Quarter 2016 Series); Target Dbl. Play 1Q '16 - Term 4/7/17 (Target Double Play Portfolio, 1st Quarter 2016 Series); Target Focus 4 1Q '16 - Term 4/7/17 (Target Focus Four Portfolio, 1st Quarter 2016 Series); Target Global Dvd. Leaders 1Q '16 - Term 4/7/17 (Target Global Dividend Leaders, 1st Quarter 2016 Series); Target Growth 1Q '16 - Term 4/7/17 (Target Growth Portfolio, 1st Quarter 2016 Series); Target Triad 1Q '16 - Term 4/7/17 (Target Triad Portfolio, 1st Quarter 2016 Series); Target VIP 1Q '16 - Term 4/7/17 (Target VIP Portfolio, 1st Quarter 2016 Series); and Value Line(R) Target 25 1Q '16 - Term 4/7/17 (Value Line(R) Target 25 Portfolio, 1st Quarter 2016 Series), appearing in the Prospectus,which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 8, 2016



                                      S-4



                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                                      S-5



                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 5940 and certain subsequent Series, effective January 8, 2016 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).



                                      S-6



2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1     Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).



                                      S-7